As filed with the Securities and Exchange Commission on May 12, 2017

Registration No. 333-215496

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

PRE-EFFECTIVE AMENDMENT NO. 1

TO

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WYTEC INTERNATIONAL, INC.
(Name of Registrant in its Charter)

Nevada	**4822**	**65-1146821**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification No.)*

19206 Huebner Rd., Suite 202, San Antonio, TX 78258
Telephone: (210) 233-8980
(Address and telephone number of principal executive offices)

William H. Gray
Chief Executive Officer
19206 Huebner Rd., Suite 202
San Antonio, TX 78258
Telephone: (210) 233-8980
(Name, address and telephone number of agent for service)

Copies to:
Mark J. Richardson, Esq.
Richardson & Associates
1453 Third Street Promenade, Suite 315
Santa Monica, California 90401

Approximate Date of Proposed Sale to the Public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| Large accelerated filer | [   ] | Accelerated filer | [   ] |
| Non-accelerated filer | [   ] | Smaller reporting company | [X] |

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price per Security	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee (4)
Common Stock, $0.001 par value (1)	865,552	$.001 (3)	$865.55	$.10
Common Stock Purchase Warrants, $0.001 par value (2)	1,731,104	$.001 (3)	$1,731.10	$.20
Common Stock Issuable Upon Exercise of Warrants, $0.001 par value (2)	1,731,104	$.001 (3)	$1,731.10	$.20
TOTAL			$4,327.75	$.50

(1) The number of shares of Wytec International, Inc. ("Wytec") common stock, par value $0.001 per share, being registered is the total number of shares of Wytec common stock owned by Competitive Companies, Inc. ("CCI"), which are all being distributed by CCI on a pro rata basis among the holders of the outstanding shares of CCI common stock ("CCI Shares").

(2) The number of Wytec common stock purchase warrants and shares of Wytec common stock, par value $0.001 per share, underlying the Wytec common stock purchase warrants that are being registered has been determined based upon the number of shares of Wytec common stock described in footnote (1) multiplied by two, which is the number of common stock purchase warrants which will be distributed to the holders of CCI Shares.

(3) There is currently no market for Wytec's common stock. Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(4) Calculated on the basis of $116.20 per million of the proposed maximum aggregate offering price.

In the event of a stock split, stock dividend, or similar transaction involving the common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

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Deleted: common stock, par value $0.001 per share ("CCI Shares"), multiplied by 0.0026, which is the number of shares of Wytec common stock which will be distributed to the holders of CCI Shares for each CCI Share held by them as of the record date.

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The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION,
PRELIMINARY PROSPECTUS DATED May 12, 2017

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WYTEC INTERNATIONAL, INC.

Common Stock (par value $0.001)

This prospectus is being furnished to you as a stockholder of Competitive Companies, Inc. ("CCI") in connection with the planned distribution (the "Spin-Off" or the "Distribution") by CCI to its stockholders of all the shares of common stock, par value $0.001 per share (the "Common Stock"), of Wytec International, Inc. ("Wytec," "we," "our," or the "Company") owned by CCI, and all of the common stock purchase warrants (the "Warrants") of Wytec owned by CCI immediately prior to the Spin-Off. Immediately prior to the time of the Distribution, CCI will hold approximately 44% of the outstanding shares of common stock and approximately 27% of the outstanding warrants of Wytec. Immediately following the Spin-Off, Wytec's businesses, assets and liabilities will consist of 100% ownership of Capaciti Networks, Inc., ownership of the WyQuote system, the ownership of patents and one patent application pending relating to wireless millimeter wave data transmission technology, ownership of the LPN-16 technology, and three fully built "diamond ring" backhaul wireless transmission networks in Columbus, Ohio, San Antonio, Texas and Denver, Colorado, with equipment inventory. CCI will retain the remainder of its businesses, assets, and liabilities not held by us at the time of the Spin-Off, including Wireless Wisconsin, LLC, Innovation Capital Management, Inc. ("ICM, Inc.") and Innovation Capital Management, LLC ("ICM, LLC"), its wholly-owned subsidiaries.

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Mr. William H. Gray is the chief executive officer, president, chief financial officer, secretary, and chairman of both CCI and Wytec. He is also the holder of all 1,000 outstanding shares of our Series C Preferred Stock, by virtue of which he beneficially owns 51% of our outstanding voting capital stock, and the holder of 100,000 of CCI's Series D Preferred Stock, by virtue of which he beneficially owns 51% of CCI's outstanding voting capital stock. As a result of such stock ownership and managerial control, Mr. Gray is able to generally exercise control over our affairs and CCI's affairs which could create conflicts of interest.

At the time of the Spin-Off, CCI will distribute all of the outstanding shares of Common Stock and Warrants held by it on a pro rata basis to holders of CCI's common stock. Each share of CCI's common stock outstanding as of 5:00 p.m., New York City time, on a date to be determined by the board of directors of CCI, the record date for the Spin-Off (the "Record Date"), will entitle the holder thereof to receive approximately 0.0026 shares of Common Stock and two Warrants for every share of Common Stock issuable to the holder. The Distribution will be made in book-entry form by a distribution agent. Fractional shares of Common Stock and fractional Warrants will be rounded up to the nearest whole number.

Each Warrant is exercisable at any time until December 31, 2017 into one share of our common stock at an exercise price of $5.00 per share, subject to a possible one-time upward adjustment of the exercise price on July 30, 2017 (the "Measure Date") to be equal to the greater of (i) $5.00 per share, or (ii) 85% of the average closing price of the Wytec common stock on the public securities trading market where it then trades with the highest trading volume for the five (5) consecutive trading days immediately preceding the Measure Date.

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The Spin-Off will be effective as of 5:00 p.m., New York City time, on a date to be determined by the board of directors of CCI (the "Distribution Date"). Immediately after the Spin-Off, Wytec is expected to be an independent public reporting company, and eventually a publicly traded company.

CCI's stockholders are not required to vote on or take any other action in connection with the Spin-Off. We are not asking you for a proxy, and we request that you do not send us a proxy. CCI stockholders will not be required to pay any consideration for the Common Stock or Warrants they receive in the Spin-Off, and they will not be required to surrender or exchange their shares of CCI's common stock or take any other action in connection with the Spin-Off.

CCI currently owns all of the outstanding shares of Common Stock, which are approximately 44% of the total outstanding shares of common stock of Wytec. Accordingly, there is currently no public market for our common stock. We anticipate, however, that trading in our common stock will begin on a date after the Distribution Date, to be determined. We intend to have our common stock quoted for trading on the OTC-QB Market or better under the symbol "WYTC."

In reviewing this prospectus, you should carefully consider the matters described in the section titled "Risk Factors" beginning on page 12 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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TABLE OF CONTENTS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is contained in this prospectus. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

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QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

The following questions and answers briefly address some commonly asked questions about the Spin-Off. They may not include all the information that is important to you. We encourage you to read carefully this entire prospectus and the other documents to which we have referred you. We have included references in certain parts of this section to direct you to a more detailed discussion of each topic presented in this section.

Q: What is the Spin-Off?

A: The Spin-Off is the method by which we will separate from CCI. In the Spin-Off, CCI will distribute to holders of its common stock all of the outstanding shares of our Common Stock and Warrants owned by it. Following the Spin-Off, we expect to be an independent public reporting, publicly-traded company, and CCI will not retain any ownership interest in us.

Q: Can CCI decide not to complete the Spin-Off?

A: Yes. The Spin-Off is conditioned upon a number of matters, including the declaration of effectiveness of our Registration Statement on Form S-1, of which this prospectus is a part, by the Securities and Exchange Commission. See "Summary of the Spin-Off— Conditions to the Spin-Off" for a more detailed explanation of the conditions to completing the Spin-Off.

Q: Will the number of CCI shares of common stock I own change as a result of the Spin-Off?

A: No, the number of shares of CCI common stock you own will not change as a result of the Spin-Off.

Q: What are the reasons for the Spin-Off?

A: The CCI board of directors considered the following potential benefits in deciding to pursue the Spin-Off:

- We believe the Spin-Off will enhance the ability of CCI and the Company to focus on their respective strategies.

- Our near-term goals for our business include raising sufficient capital to build more "diamond ring" wireless transmission networks, commercializing our LPN-16 technology, and executing and sustaining a robust launch of our WyQuote internet Wi-Fi marketing, sales and provisioning system. Achieving these goals will require offerings of securities by us and may require acquisitions or mergers funded, in part, with outside capital and strategic alliances. Our business will be separate and distinct from CCI's business and, accordingly, we believe that pursuing such growth and capital funding opportunities will be greatly facilitated with a capital structure that is tailored for the Company's needs, separate from those of CCI.

- The Spin-Off is expected to establish the Company as an independent publicly traded corporation, which we believe will meaningfully enhance its industry market perception, thereby providing greater growth opportunities for us than our consolidated operation as a division of CCI.

Q: Why is the separation of the Company structured as a spin-off?

A: CCI believes that a distribution of the Wytec Common Stock and Warrants is the most efficient way to separate our business from CCI in a manner that will achieve the benefits we expect.

Q: What will I receive in the Spin-Off?

A: As a holder of CCI common stock, you will receive a distribution of approximately 0.0026 shares of our Common Stock and two Warrants for every share of our Common Stock you receive on the Record Date (as defined below). The distribution agent will distribute only whole shares of our Common Stock in the Spin-Off. See "Questions and Answers About the Spin-Off—How will fractional shares be treated in the Distribution?" for more information on the treatment of the fractional share you may be entitled to receive in the Spin-Off. Your proportionate interest in CCI will not change as a result of the Spin-Off. For a more detailed description, see "The Spin-Off."

Q: What is being distributed to holders of CCI common stock in the Spin-Off?

A: CCI will distribute 865,552 shares of our Common Stock in the Spin-Off and 1,731,104 Warrants. The shares of our Common Stock and Warrants that CCI distributes will constitute approximately 44% of the issued and outstanding shares of our common stock and approximately 27% of our outstanding warrants as of April 20, 2017, including all the Warrants held by CCI immediately prior to the Spin-Off. For more information on the shares and Warrants being distributed in the Spin-Off, see "Description of Our Capital Stock."

Q: What is the record date for the Distribution?

A: CCI will designate the close of business as of _____, New York City time, on_____, _, 2017, which we refer to as the "Record Date," as the record ownership date for the Distribution.

Q: When will the Distribution to holders of CCI common stock occur?

A: The Distribution will be effective as of _____, New York City time, on _____, 2017, which we refer to as the "Distribution Date." On or shortly after the Distribution Date, the whole shares of our Common Stock and Warrants will be credited in book-entry accounts for stockholders entitled to receive those shares and Warrants in the Distribution. See "Questions and Answers About the Spin-Off—How will CCI distribute shares of our Common Stock and Warrants?" for more information on how to access your book-entry account or your bank, brokerage or other account holding the Common Stock and Warrants you will receive in the Distribution.

Q: Will the voting control of CCI or the Company change as a result of the Spin-Off?

A. No. Mr. William H. Gray, the chief executive officer, president, chief financial officer, secretary, and chairman of both CCI and Wytec, will maintain voting control of the Company through his ownership of 1,000 shares of Series C Preferred Stock, by virtue of which he beneficially owns 51% of Wyec's outstanding voting capital stock. He will also maintain voting control of CCI through his ownership of 100,000 shares of Series D Preferred Stock, by virtue of which he beneficially owns 51% of CCI's outstanding voting capital stock.

Q: What do I have to do to participate in the Distribution?

A: You are not required to take any action, but we urge you to read this prospectus carefully. Holders of CCI common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of CCI common stock, in order to receive shares of our Common Stock in the Distribution. No stockholder approval of the Distribution is required. We are not asking you for a vote, and we request that you do not send us a proxy card.

Q: If I sell my shares of CCI common stock on or before the Distribution Date, will I still be entitled to receive shares of the Common Stock and Warrants in the Distribution?

A: If you hold shares of CCI common stock on the Record Date and decide to sell them on or before the Distribution Date, you may choose to sell your CCI common stock with or without your entitlement to our Common Stock or Warrants. You should discuss these alternatives with your bank, broker or other nominee. See "The Spin-Off—Trading Prior to the Distribution Date" for more information.

Q: How will CCI distribute shares of our Common Stock and Warrants?

A: Registered stockholders: If you are a registered stockholder (meaning you own your shares of CCI common stock directly through CCI's transfer agent, Island Stock Transfer, Inc.), our distribution agent will credit the whole shares of our Common Stock and Warrants you receive in the Distribution to a new book-entry account with our transfer agent on or shortly after the Distribution Date. Our transfer agent is expected to serve as our distribution

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agent for the Spin-Off. Our distribution agent will mail you a book-entry account statement that reflects the number of whole shares of our Common Stock and Warrants you own. You will be able to access information regarding your book-entry account holding our Common Stock and Warrants at Island Stock Transfer, Inc. "Street name" or beneficial stockholders: If you own your shares of CCI common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our Common Stock and Warrants you receive in the Distribution on or shortly after the Distribution Date. Please contact your bank, broker or other nominee for further information about your account. We will not issue any physical stock certificates to any stockholders, even if requested.

Deleted: See "The Spin-Off—When and How You Will Receive Company Common Stock and Warrants" for a more detailed explanation.

Q: How will fractional shares be treated in the Distribution?

A: The distribution agent will round up fractional shares of our Common Stock in connection with the Spin-Off to the nearest whole number of shares of Common Stock. Accordingly, the Warrants will be treated the same way. See "The Spin-Off—Treatment of Fractional Shares" for a more detailed explanation of the treatment of fractional shares.

Q: What are the U.S. federal income tax consequences to me of the Distribution?

A: For U.S. federal income tax purposes, the Distribution is not expected to qualify for tax free treatment. Accordingly, gain or loss may be recognized by, or be includible in the income of, a U.S. Holder (as defined in "Material U.S. Federal Income Tax Consequences of the Spin-Off") as a result of the Distribution. In addition, the aggregate tax basis of the CCI common stock and our Common Stock and Warrants held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the CCI common stock held by the U.S. Holder immediately before the Distribution, allocated between the CCI common stock and our Common Stock and Warrants in proportion to their relative fair market values on the Distribution Date (subject to certain adjustments). See "Material U.S. Federal Income Tax Consequences of the Spin-Off" for more information regarding the potential tax consequences to you of the Spin-Off.

Q: Does the Company intend to pay cash dividends?

A: Following the Spin-Off, we do not anticipate paying any dividends on our Common Stock in the foreseeable future. See "Dividend Policy" for more information.

Q: How will the Common Stock trade?

A: Currently, there is no public market for our common stock. We intend to have our common stock quoted for trading on the OTC-QB Market or better under the symbol "WYTC." We expect that our common stock will begin trading on a trading day sometime after the Distribution Date, to be determined. We cannot predict the trading prices for our common stock when such trading begins.

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Q: What will happen to the trading of CCI common stock?

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A: The CCI common stock will continue to trade on the OTC-Pink Sheets Market following the Spin-Off.

Q: Will the Spin-Off affect the trading price of my CCI common stock?

A: We expect the trading price of shares of CCI common stock immediately following the Spin-Off to be lower than immediately prior to the Spin-Off because the trading price will no longer reflect the value of our business and our subsidiaries. Furthermore, until the market has fully analyzed the value of CCI without the Company and our subsidiaries, the trading price of shares of CCI common stock may fluctuate. We cannot assure you that, following the Spin-Off, the combined trading prices of the CCI common stock and our common stock will equal or exceed what the trading price of CCI common stock would have been in the absence of the Spin-Off. It is possible that after the Spin-Off, the combined equity value of CCI and the Company will be less than CCI's equity value before the Spin-Off.

Q: Do I have appraisal rights in connection with the Spin-Off?

A: No. Holders of CCI common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q: Who is the transfer agent and registrar for the Common Stock and Warrants?

A: Island Stock Transfer, Inc. is the transfer agent and registrar for the Common Stock. It is also expected to serve as the distribution agent.

Q: Are there risks associated with owning shares of the Common Stock and Warrants?

A: Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we may also face risks associated with being an independent publicly-traded company. Accordingly, you should read carefully the information set forth in the section titled "Risk Factors" in this prospectus.

Q: Are there any other classes of capital stock of the Company outstanding after the Spin-Off?

A: Yes. As of April 20, 2017, we have 1,000 shares of Series C Preferred Stock outstanding which are owned by our chief executive officer, approximately 3,695,784 shares of Series B Preferred Stock outstanding which were issued to investors in a series of private placements and exchanges, and 3,260,000 shares of Series A Preferred Stock outstanding which were issued in exchange for registered links previously purchased by outside buyers. We also have outstanding a total of 4,632,874 warrants to purchase Wytec common stock owned by holders other than CCI (in addition to the 1,731,104 Warrants covered by this prospectus which are currently owned by CCI), all of which expire on June 30, 2017 or December 31, 2017. The exercise price of these other warrants range from $1.00 per share to $1.50 per share. See "Description of Our Capital Stock—Preferred Stock" for more information regarding the Series A Preferred Stock, the Series B Preferred Stock, and the Series C Preferred Stock.

Q: Where can I get more information?

A: Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact:

> William H. Gray, Chief Executive Officer
> Competitive Companies, Inc.
> 19206 Huebner Road, Suite 202
> San Antonio, Texas 78258
> whg@wytecintl.com

After the Spin-Off, if you have any questions relating to the Company, you should contact:

> William H. Gray, Chief Executive Officer
> Wytec International, Inc.
> 19206 Huebner Road, Suite 202
> San Antonio, Texas 78258
> whg@wytecintl.com


PROSPECTUS SUMMARY


This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the "Risk Factors" section and our financial statements and the related notes appearing at the end of this, before deciding to invest in our common stock."

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Our Company

Wytec International, Inc. ("Wytec," "we," "us," or the "Company"), a Nevada corporation, is a developer of wide area networks (we call the "Diamond Ring"), designed to serve the internet access needs of the small and medium business market ("SMB") utilizing the advanced benefits of millimeter wave technology. The Company has now developed three (3) of these networks located in San Antonio, Texas, Columbus, Ohio and Denver, Colorado. Wytec was incorporated in November of 2011 with the purchase of five (5) United States patents (two of which recently expired) directly related to local multipoint distribution service ("LMDS"), utilized in broadband wireless access technology originally designed for digital television transmission (the "Patents"). In June 2014, we filed a provisional patent for our small cell ("Small Cell") infrastructure technology which we now call the "LPN-16." In March 2015, we filed an International Patent Cooperation Treaty ("PCT") application to expand our patent protection rights in multiple countries outside the United States. We are a subsidiary of Competitive Companies, Inc., a Nevada corporation ("CCI"), which is publicly traded on the OTC-Pink Sheets Market (symbol "CCOP").

We are in the preliminary phases of developing and marketing internet access services and testing our LPN-16 technology. The launch of our LPN-16 product line is currently uncertain and may be delayed, subject to the availability of working capital. There is no assurance as to if or when we will have sufficient working capital for that purpose.

In January 2016, in order to better facilitate the marketing of our services, we began the development of a proprietary online quoting system we now call "WyQuote". Wytec has developed four primary products/services offered through the WyQuote system. They are:

1) Fixed Wireless- Wytec offers this service on its millimeter wave network as a primary internet connection focused on the SMB market.

2) Fail-Over 4G- Wytec utilizes a wholesale contract from two primary carriers (Sprint/Verizon) to offer this service on a nationwide basis. Connection speeds are limited to average cellular speeds of approximately 15 Mbps.

3) Fail-Over 5G- Wytec utilizes its millimeter wave network to offer this service to the enterprise market. Connection speeds are up to 1 Gbps but new technology is providing even faster connections.

4) Internet Booster Plus (IB+)- Wytec utilizes its millimeter wave network to offer this service designed to service the SMB market for customers under a primary contract with an existing wired service such as cable. This service allows prospective customers to boost an upload only connection to better support new applications needing symmetrical connections to operate more efficiently.

WyQuote offers this online tool to an existing pool of approximately 100,000 telecom agents throughout the United States. Current online tools are deficient in allowing current agents to order services online for their clients. Typically, orders are generated by telephone and/or e-mails with other service ordering systems. The system is designed to allow independent agents to view our wireless products and services, evaluate the service and then purchase the service online. Management believes that this functionality will enable us to ramp-up our revenues rapidly and meet our five-year forecast. The WyQuote system is scheduled to go live in December 2016 utilizing three (3) callers who will be offering a 30-day free trial of both the 4G Fail-over and the IB+ service within the San Antonio market to determine successful sales metrics for future deployment planning. Assuming successful sales metrics are obtained, we expect to increase our telemarketing specialists by up to forty-five (45) callers in 15 markets by year-end 2017. We select new markets from market analytics derived from our digital marketing effort as well as our sales metrics.

Our multi-city development plan is a part of a "master plan" to prepare for the deployment of our patent pending LPN-16 Small Cell technology. Small Cell technology has most recently been defined by numerous studies as a primary solution to overcoming today's current data deficiencies in mobile carrier networks. Signals and Systems ("SNS") Research forecast that greater than 60% of today's mobile network data traffic will be supported by Small Cell technology by 2020 and account for $352 billion in mobile data service revenues. As our basic millimeter wave infrastructure continues to develop and expand with the use of the LPN-16, we believe Wytec will be an integral part of

carrier "offloading" which SNS Research has already forecasted to exceed $15 billion by 2020 with more than $12 billion in the United States alone.

Though carrier-offloading services are extremely significant, the LPN-16 is capable of other services even larger than carrier offloading. These services include government and non-government services such as public safety, first responder and machine to machine ("M2M") or the "Internet of Things" services. International Data Corporation ("IDC") forecast the Internet of Things market to reach $7.1 trillion globally by 2020. We believe our LPN-16 Small Cell solution is ideal for supporting multiple sectors of this huge marketplace.

We are also the sole owner of Wylink, Inc., a Texas corporation ("Wylink"), previously engaged in the business of preparing and filing with the Federal Communications Commission ("FCC") Form 601-FCC Applications for Radio Service Authorization for the purpose of obtaining the use of "millimeter wave" spectrum in the 71-95 GHz bands on a shared basis with federal government initiatives. The FCC adopted a flexible and innovative regulatory framework for the 71-95 GHz bands that would not require traditional frequency coordination among non-federal government use. Rights with regard to specific links are established based upon the date and time of link registration. Once a "frequency" license has been obtained under Wylink's registered link program ("Link Program"), the license holder must register GPS coordinates on a point-to-point link ("Link") with an FCC certified database manager to receive FCC frequency protection under the Link registration. Frequency holders may register as many Links as desired, but must establish an "operating" link, determined by connecting proper radio equipment at each end of the Link, within one (1) year of registration. In consideration for a onetime payment by the customer, Wylink performed the license and registration of Links on behalf of Link holders. Wylink ceased the Link Program for third parties in January 2016 but retains its expertise, which is expected to be utilized on behalf of the Company to acquire Links it may need in the future for its planned new networks.

The primary source of our historic revenue to date has been the proceeds of sales of Links in our Wylink Link Program, which was discontinued in January 2016. Currently we are offering to buy back remaining Links held by third party owners, of which there are 69 Links, in exchange for issuing them our Series B Preferred Stock and warrants. For each Link, the Company is offering 10,000 shares of its Series B Preferred Stock and 10,000 common stock purchase warrants, a value of $30,000 based on our most recent private placement of those securities together in a unit. Our auditors have expressed substantial doubt in their reports about our ability to continue as a going concern, since we have incurred operating losses since inception.

Mr. William H. Gray is the chief executive officer, president, chief financial officer, secretary, and chairman of both CCI and Wytec. He is also the holder of all 1,000 outstanding shares of our Series C Preferred Stock, by virtue of which he beneficially owns 51% of our outstanding voting capital stock, and the holder of all 100,000 outstanding shares of CCI's Series D Preferred Stock, by virtue of which he beneficially owns 51% of CCI's outstanding voting capital stock. As a result of such stock ownership and managerial control, Mr. Gray is able to generally exercise control over our affairs and CCI's affairs, which could create conflicts of interest in the future including with respect to agreements and transactions between the two companies. We cannot assure that such conflicts will be resolved in a manner favorable to the Company.

Corporate Information

Our executive offices are located at 19206 Huebner Road, Suite 202, San Antonio, Texas 78258 and our telephone number is (210) 233-8980. Our website address is www.wytecintl.com. We have not incorporated by reference into this prospectus the information included on or linked from our website and you should not consider it to be part of this prospectus.

Please see the "Risk Factors" section commencing on page 12 for more information concerning the risks of investing in us.

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Summary of the Spin-Off

Distributing Company	Competitive Companies, Inc., a Nevada corporation, which holds approximately 44% of our common stock issued and outstanding and approximately 27% of our outstanding warrants prior to the Distribution. After the Distribution, CCI will not own any shares of our common stock or any warrants, or any of our preferred stock.
Distributed Company	Wytec International, Inc., a Nevada corporation and a subsidiary of CCI. At the time of the Distribution, we will hold, directly or through our wholly owned subsidiaries, the assets and liabilities of our carrier-class wireless Wi-Fi network business. After the Spin-Off, we expect to be an independent publicly traded company.
Distributed Securities	All of the shares of our Common Stock and Warrants owned by CCI, which are approximately 44% of total common stock issued and outstanding and approximately 27% of our total issued and outstanding warrants immediately prior to the Distribution. This reflects a distribution ratio of approximately 0.0026 shares of Common Stock for every outstanding share of CCI common stock. A total of 865,552 shares of our Common Stock will be distributed. Applying the distribution ratio of two Warrants for every share of Common Stock distributed pursuant to the Spin-Off, approximately 1,731,104 Warrants will be distributed.
Record Date	The Record Date is the close of business on __, _____ , 2017.
Distribution Date	The Distribution Date is _____, 2017.
Distribution Ratio	Each holder of CCI common stock will receive approximately 0.0026 shares of our Common Stock for every share of CCI common stock it holds on the Record Date, and two Warrants for every share of our Common Stock issuable to each holder on the Record Date. The distribution ratio may change slightly to the extent of changes in the outstanding CCI shares on the Record Date, and the effect of rounding up all fractional shares. The number of shares of Common Stock (i.e. 865,552) and the number of Warrants (i.e. 1,731,104) will not change. The distribution agent will distribute only whole shares of our Common Stock in the Spin-Off. See "The Spin-Off—Treatment of Fractional Shares" for more detail. Please note that if you sell your shares of CCI common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our Common Stock and Warrants to be distributed in respect of the CCI shares that you sold. See "The Spin-Off—Trading Prior to the Distribution Date" for more detail.
The Distribution	On the Distribution Date, CCI will release the shares of our Common Stock and Warrants to the distribution agent to distribute to CCI stockholders. CCI will distribute our shares and Warrants in book-entry form, and thus we will not issue any physical stock certificates. We expect that it will take the distribution agent up to two weeks to electronically issue shares of our Common Stock and Warrants to you or your bank or brokerage firm on your behalf by way of direct

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registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of CCI common stock or take any other action to receive your shares of our Common Stock and Warrants.

Fractional Shares	The distribution agent will not distribute any fractional shares of our Common Stock to CCI stockholders. Instead, the distribution agent will round up fractional shares of our Common Stock to the nearest whole number of shares of Common Stock. See "The Spin-Off—Treatment of Fractional Shares" for more detail.
Conditions to the Spin-Off	The Spin-Off is subject to the satisfaction, or the CCI board of directors' waiver, of the conditions described in this prospectus. See "The Spin-Off – Conditions to the Spin-Off" for more information.
Trading and Market Symbol	We intend to file an application to have our common stock quoted for trading on the OTC-QB Market or better under the symbol "WYTC." We do not expect that our common stock will trade on or before the Distribution Date. Trading of shares of our common stock is expected to begin on a date to be determined after the Distribution Date if and when our trading symbol application with the Financial Industry Regulatory Authority (FINRA) is approved. Our application to FINRA will be filed on or about the Record Date for the Spin-Off.
	We also anticipate that, as early as two trading days prior to the Record Date, there will be two markets in CCI common stock: (i) a "regular-way" market on which shares of CCI common stock will trade with an entitlement for the purchaser of CCI common stock to receive shares of our Common Stock and Warrants to be distributed in the Distribution, and (ii) an "ex-distribution" market on which shares of CCI common stock will trade without an entitlement for the purchaser of CCI common stock to receive shares of our Common Stock or Warrants. See "The Spin-Off—Trading Prior to the Distribution Date."
Tax Consequences to CCI Stockholders	For U.S. federal income tax purposes, gain or loss may be recognized by, or be includible in the income of, a U.S. Holder (as defined in "Material U.S. Federal Income Tax Consequences of the Spin-Off") as a result of the Distribution. In addition, the aggregate tax basis of the CCI common stock and our Common Stock and Warrants held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the CCI common stock held by the U.S. Holder immediately before the Distribution, allocated between the CCI common stock and our Common Stock and Warrants in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments). See "Material U.S. Federal Income Tax Consequences of the Spin-Off."
	We urge you to consult your tax advisor as to the specific tax consequences of the Distribution to you, including the effect of any U.S. federal, state, local or foreign tax laws and of changes in applicable tax laws.

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Relationship with CCI After the Spin-Off	We intend to enter into several agreements with CCI related to the Spin-Off, which will govern the relationship between CCI and us up to and after completion of the Spin-Off, and allocate between CCI and us various assets, liabilities, rights and obligations. These agreements include:

- Capaciti Networks, Inc. will be a 100% owned subsidiary of the Company.

- The WyQuote system and technology will remain 100% owned by the Company.

- CCI will license the WyQuote service from the Company on a year-to-year basis on terms relatively favorable to CCI, for rural and other smaller markets.

- The LPN-16 technology, patent application, and manufacturing agreement will remain 100% owned by the Company.

- The built "diamond ring" transmission networks in Columbus, Ohio, San Antonio, Texas and Denver, Colorado will remain 100% owned by the Company.

- Wireless Wisconsin, LLC, ICM, Inc. and ICM, LLC will remain 100% owned subsidiaries of CCI.

- Wytec will retain the equipment sales and deployment business, and CCI will primarily be a marketing company for internet Wi-Fi provisioning services in less densely populated markets. CCI plans to establish a financing business to provide equipment financing for customers of Wytec and CCI, and for Wytec itself, through ICM, LLC, to the extent it can raise sufficient capital for that purpose. ICM, Inc. and ICM, LLC are currently dormant subsidiaries with no significant assets or liabilities.

- Wytec will provide a limited revolving line of credit to CCI. Each draw on the credit facility will be subject to Wytec's approval, which it may withhold in its sole discretion.

Dividend Policy	Following the Spin-Off, we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. See "Dividend Policy" for more information.
Transfer Agent	Island Stock Transfer, Inc.
Risk Factors	Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we may also face risks associated with being an independent publicly-traded company. Accordingly, you should read carefully the information set forth under "Risk Factors."

RISK FACTORS

You should carefully consider all of the information in this prospectus and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to our business, others to the Spin-Off. Some risks relate principally to the securities markets and ownership of our Common Stock. The risks and uncertainties described below are not the only ones faced by us. Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows and the trading price of our common stock could be materially adversely affected.

Risks Relating to Our Business

We may be unable to execute our identified business opportunities successfully. Our business success is dependent upon several factors, including but not limited to the following:

- Our ability to achieve market acceptance of our technology in the United States and overseas;
- Our ability to monetize our technology by effectively selling our internet access services through our WyQuote marketing system;
- Our ability to build Diamond Ring wireless transmission systems in numerous cities;
- Our ability to work effectively with building owners in securing rooftops to install and maintain our transmission equipment;
- Our ability to effectively manage the growth and expansion of our business operations without incurring excessive costs, high employee turnover or damage to customer relationships;
- Our ability to avoid excessive equipment failure or interruption of service which could adversely affect our reputation and our relations with our customers;
- Our ability to accurately predict and respond to the rapid technological changes in our industry and the evolving demands of the markets we serve;
- Our ability to configure our products and services to offer customers viable internet access (Wi-Fi) and related telecommunications solutions at a profit;
- Our ability to be price competitive in a market characterized by intense competition; and
- Our ability to raise additional capital or financing to fund our growth and to support our operations until we reach profitability, if we achieve profitability.

Our failure to adequately address any one or more of the above factors could have a significant adverse impact on our ability to execute our business plan. We constructed our first wireless network in Columbus, Ohio to include the installation of our millimeter wave equipment on selective rooftops and other structures (our Diamond Ring) pursuant to lease or license agreements, to send and receive wireless signals necessary for the operation of our network. We typically seek five year initial terms for our leases with three to five year renewal options. Such renewal options are generally exercisable at our discretion before the expiration of the current term. If these leases are terminated or if the owners of these structures are unwilling to continue to enter into leases or licenses with us in the future, or breach those agreements with us, we would be forced to seek alternative arrangements with other building owners or providers. If we are unable to continue to obtain, retain or renew such leases on satisfactory terms, our business would be harmed.

We have a history of operating losses and expect to continue incurring losses for the foreseeable future. Our current business was launched in 2011 and has incurred losses in each year of operation. We recorded a net loss in 2012 and 2013, a net loss of $3,370,297 in 2014 and $2,018,062 in 2015, and a net loss of $3,102,106 for the twelve months

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ended December 31, 2016. We cannot anticipate when, if ever, our operations will become profitable. We expect to incur significant net losses as we invest in our technology, expand our markets and pursue our business strategy. We intend to invest significantly in our business before we expect cash flow from operations to be adequate to cover our operating expenses. If we are unable to execute our business strategy and grow our business, either as a result of the risks identified in this section or for any other reason, our business, prospects, financial condition and results of operations will be adversely affected.

There is no assurance that Wytec's Link Program will be successful. Through January 2016, Wytec had been relying primarily on the sale of Links for revenue and working capital. Wytec terminated the offer and sale of Links in January 2016, except for two sales in July 2016. Since June 2016, Wytec has been offering to buy back Links in consideration for the issuance of its Series B Preferred Stock and warrants at $3.00 per unit (i.e. one share of Series B Preferred Stock and one warrant exercisable at $1.50 per share until December 31, 2017). As of April 20, 2017, we had repurchased all outstanding Links except 69 that currently remain with third party owners. Those outstanding Links include 14 that are activated and 55 that are not yet activated. We are generally retaining activated ("live") Links for our use that are repurchased by us, and letting pending Links lapse for the present. The previous sale of Links to third parties was not certain and selling costs were substantial. Once Links were sold, Wytec incurs substantial costs to provide equipment and make related lease payments. There is no assurance that Wytec will be able to realize alternative sources of revenue and cash flow in the future, or that the servicing of Links will not cause Wytec to incur operating deficits. In the absence of Link sale revenue, Wytec may not have sufficient funds to execute its business plan, materially adversely affecting its financial condition, operating results and business performance, or causing it to cease operations.

There is no assurance that we will be able to sell our internet access services through our WyQuote system or otherwise. Our revenue model in our business plan includes anticipated sales of our internet access services through a network of independent agents using the WyQuote online price quote system. The WyQuote system was only recently developed by us and its effectiveness has only been tested. There is no assurance that Wytec will be successful in selling and earning revenue from its 4G and eventually 5G internet access service offerings, or any other service or product. The availability of our service as primary access to the internet is currently limited to markets in which we have built a "diamond ring" transmission network. In all other markets, we would be selling service provided by the infrastructure of other carriers, which may be less profitable for us. Furthermore, customers for our internet access services generally must install special equipment, increasing the cost of our services and rendering it more challenging for us to be cost competitive.

Our success depends in part on the results of current and planned tests of our proprietary LPN-16 technology. Testing thus far has included environmental and radio frequency interference testing with our manufacturer and multiple speed tests utilizing an integrated 2.4GHz and 5GHz Qualcomm 802.11ac chipset which we completed in December of 2014. Additional tests will include proof of concept testing for network load balancing, public safety Band 14 and mobile network operator mobile data offloading, and WiFi and backhaul network testing. While we expect future tests of our LPN-16 to go well since preliminary testing of the technology in San Antonio, Texas, was positive, the LPN-16 may not work as we have currently designed and constructed it, causing us material delays and harm. If the LPN-16 fails the upcoming tests or the tests are materially delayed, it could have a material adverse impact on our financial condition, operating results, and business performance. The timing of the commencement of the launch of the LPN-16 product line is currently uncertain, and may be delayed until we have more capital to fund it. There is no assurance that our LPN-16 or any other proprietary technology that we develop will be successful, will work as planned, or can be commercialized or monetized profitably.

We must adapt quickly to changes in technology. Telecommunications technology is a rapidly evolving technology. We must keep abreast of this technological evolution. To do so, we must continually improve the performance, features and reliability of our equipment and related products. If we fail to maintain a competitive level of technological expertise, then we will not be able to compete in our market.

Our inability to respond timely to technological advances could have an adverse effect on our business. We must be able to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We can offer no assurance that we will be able to successfully use new technologies effectively or adapt our products and services in a timely manner to a competitive standard. If we are unable to adapt in a timely manner to changing technology, market conditions or customer requirements, then we may not be able to successfully compete in our market.

We may not be able to withstand fluctuations in our industry because our business is not diverse. We have limited financial resources, so it is unlikely that we will be able to diversify our operations. Our probable inability to diversify our activities into more than one area will subject us to economic fluctuations within a particular industry and therefore increase the risks associated with our operations.

Our ability to protect our intellectual property is uncertain. We assigned our five Patents to our subsidiary, Wytec, LLC, which was managed and 50% owned by General Patent Corporation. General Patent Corporation ("GPC"), the oldest patent enforcement firm in the United States, represents clients on patent enforcement rights and licensing transactions on a contingency basis. GPC was the manager of Wytec, LLC until recently, when it assigned all of its rights in Wytec, LLC back to us. After extensive research and analysis, GPC elected not to assert infringement claims for the Patents on behalf of us and itself through Wytec, LLC. There is no assurance that these Patents are enforceable. We re-acquired the 50% of Wytec, LLC that we do not already own, and became the manager of it. In 2014, we filed a new provisional patent application for our proprietary LPN-16 data transmission technology, and we may apply for additional patents in the future. We cannot assure that these applications will be approved or that any other person will not challenge the Patents or future patents we obtain, if any, or attempt to infringe upon our proprietary rights. We will have limited resources to fight any infringements on our proprietary rights and if we are unable to protect our proprietary rights or if such rights infringe on the rights of others, our business would be materially adversely affected. The current manufacturer of our LPN-16 owns the intellectual property rights to certain software used in the device, for which our license is only exclusive for the first three years of sales, after which it is nonexclusive in perpetuity. This arrangement may enable our competitors to more readily enter the market for this type of equipment.

Our business may be adversely affected by competition. The telecommunications industry is highly competitive. Many of our current and potential competitors have financial, personnel and other resources, including brand name recognition, substantially greater than ours, as well as other competitive advantages over us. Certain competitors may be able to secure products from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, and adopt more aggressive pricing than we will. We cannot assure that we will be able to compete successfully against these competitors, which ultimately may have a materially adverse effect on our business, results of operations, financial condition and potential products in the future.

Our business is subject to government regulation. Our Registered Links are subject to and designed to comply with the regulations of the FCC. A change in those regulations or significant diminution of the right to access, use or license of the spectrum acquired in our Registered Link program would be expected to have a material adverse effect on our operating results, financial condition, and business prospects and performance. We are also subject to regulations applicable to businesses generally. The adoption of any additional laws or regulations may decrease the growth of our business, decrease the demand for services and increase our cost of doing business. Changes in tax laws also could have a significant adverse effect on our operating results and financial condition.

We cannot assure that we will achieve profitability. We cannot assure that we will be able to operate profitably in the future. Profitability, if any, will depend in part upon our ability to successfully develop and market our proprietary telecommunications technology, and other products and services. We may not be able to successfully transition from our current stage of business to a stabilized operation having sufficient revenues to cover expenses. While attempting to make this transition, we will be subject to all the risks inherent in a small business, including the need to adequately service and expand our customer base and to maintain and enhance our current services. Our Link Program may not achieve profitability for a number of reasons, including without limitation insufficient funds to obtain or have access to registered Links, or to install equipment, or to activate the Links, or to sell Link capacity. Our Link Program with individual customers purchasing Links and leasing a portion of their capacity to us may cause operating deficits because sale, installation and activation costs may exceed revenue, if any, from those Links. Our future profitability will be affected by all the risk factors described in this prospectus and inherent in our business.

We are exposed to various possible claims relating to our business and we may not have sufficient insurance to fully protect us. We cannot assure that we will not incur uninsured liabilities and losses as a result of the conduct of our business, even though we currently maintain insurance policies for liability and property insurance coverage, along with workmen's compensation and related insurance. Should uninsured losses occur, our investors could lose their invested capital.

We may incur additional indebtedness. We cannot assure that we will not incur additional debt in the future, that we will have sufficient funds to repay our indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business.

We expect to incur losses for the near future. We project that we will incur development and administrative expenses and operate at a loss for the foreseeable future unless we are able to generate substantial revenues from our planned proprietary products and services. We cannot be certain whether or when we will be able to achieve profitability because of the significant uncertainties with respect to our business.

We may incur cost overruns. We may incur substantial cost overruns in the development and deployment of our proprietary products and services. Management is not obligated to contribute capital to us. Unanticipated costs may force us to obtain additional capital or financing from other sources, or may cause us to lose our entire investment in our business if we are unable to obtain the additional funds necessary to implement our business plan. We cannot assure that we will be able to obtain sufficient capital to successfully implement our business plan. If a greater investment is required in the business because of cost overruns, the probability of earning a profit or a return on investment in us is diminished.

We could be subject to liens. If we fail to pay for materials and services for our business on a timely basis, our assets could be subject to material men's and workmen's liens. We may also be subject to bank liens in the event that we default on loans from banks, if any.

We may face litigation in the future. We may be involved in litigation in the future. The adverse resolution of such litigation to us could impair our ability to continue in business if judgment holders were to seek to liquidate our business through levy and execution. We may incur substantial legal fees and costs in connection with future litigation, if any. If we fail in our defense to future actions, if any, or become subject to a levy and execution on our assets and business, we could be forced to liquidate or to file for bankruptcy and be unable to continue in our business. There is also a risk that we could face litigation and regulatory claims that could have a material adverse effect on our financial condition, operating results, and business.

We may not have adequate funds to implement our business plan. We have limited capital available to us. Although we anticipate securing additional funding from the issuance of additional securities, we cannot assure that we will secure all or any of the funding we anticipate. If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations and business performance would be materially adversely affected. We cannot assure that we will have adequate capital or financing to conduct our business or to grow.

Our limited resources may prevent us from retaining key employees or inhibit our ability to hire and train a sufficient number of qualified management, professional, technical and regulatory personnel. Our success may also depend on our ability to attract and retain other qualified management and personnel familiar in telecommunications industry. Currently, we have a limited number of personnel that are required to perform various roles and duties as a result of our limited financial resources. We intend to use the services of independent consultants and contractors to perform various professional services, when appropriate to help conserve our capital. If and when we determine to acquire additional personnel, we will compete for such persons with other companies and other organizations, some of which have substantially greater capital resources than we do. We cannot provide any assurance that we will be successful in recruiting or retaining personnel of the requisite caliber or in adequate numbers to enable us to conduct our business.

The loss of the services of any or our management or key executives could adversely affect our business. Our success is substantially dependent on the performance of our executive officers and key employees. The loss of an officer or director could have a material adverse impact on us. We are generally dependent upon our primary executive officer, William H. Gray, for the direction, management and daily supervision of our operations. We do not currently have any employment agreements with any members of our management team.

The consideration being paid to management has not been determined at arm's-length. The common stock and cash consideration being paid by us to our management have not been determined based on arm's-length negotiation. We may grant stock options and other equity incentives to our executive officers and directors, which may further dilute our shareholders' ownership of us. While management believes that the consideration is fair for the work being performed, there is no assurance that the consideration to management reflects the true market value of its services.

Directors and officers have limited liability. As permitted by the Nevada General Corporation Law, our certificate of incorporation and by-laws limit the personal liability of our directors and officers and authorize our indemnification of them, but such provision does not eliminate or limit the liability of a director or officer in certain circumstances, such as for: (i) any breach of the director's or officer's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Nevada General Corporate Law; or (iv) for any transaction from which the director derived an improper personal benefit. If we were called upon to perform under our indemnification agreement, then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

After the Spin-Off, our chief executive officer, who is also the chief executive officer of CCI, will own a majority of our voting capital stock and CCI's voting capital stock, which could create conflicts of interest. Mr. William H. Gray is the chief executive officer, president, chief financial officer, secretary, and chairman of both CCI and Wytec. He is also the holder of all 1,000 outstanding shares of our Series C Preferred Stock, by virtue of which he beneficially owns 51% of our outstanding voting capital stock, and the holder of all 100,000 outstanding shares of CCI's Series D Preferred Stock, by virtue of which he beneficially owns 51% of CCI's outstanding voting capital stock. As a result of such stock ownership and managerial control, Mr. Gray is able to generally exercise control over our affairs and CCI's affairs, which could create conflicts of interest in the future including with respect to agreements and transactions between the two companies. In particular, Mr. Gray will have conflicts of interest in the negotiation, determination of the terms and conditions, and enforcement of contracts and transactions between the two companies, as well as his allocation of time and decisions with respect to corporate opportunities available to both companies at the same time. We cannot assure that such conflicts will be resolved in a manner favorable to the Company.

Risks Relating to the Spin-Off

The Spin-Off could result in tax liability to CCI and its stockholders. The Distribution is not expected to qualify for non-recognition of gain and loss to CCI or its stockholders for federal income tax purposes. This conclusion does not address any U.S. state or local or foreign tax consequences of the Spin-Off, which could result in other tax liabilities. We will not have a tax opinion of counsel on this matter. Even if we had such an opinion, the opinion would not be binding on the Internal Revenue Service ("IRS") or the courts. In this case, each CCI shareholder who receives our Common Stock and Warrants in the Spin-Off would generally be treated as receiving a distribution in an amount equal to the fair market value of our Common Stock and Warrants received, which could result in (i) a taxable dividend to the CCI shareholders to the extent of that CCI shareholder's pro rata share of CCI's current and accumulated earnings and profits (of which there are none, so no dividend is expected); (ii) a reduction in the CCI shareholder's basis (but not below zero) in CCI common stock to the extent the amount received exceeds the stockholder's share of CCI's earnings and profits; and (iii) a taxable gain to the extent the amount received exceeds the sum of the CCI shareholder's share of CCI's earnings and profits and its basis in its CCI common stock. CCI has no accumulated or current earnings and profits, which may mitigate the tax liability, if any, to the CCI shareholders. CCI would recognize gain in an amount up to the fair market value of our Common Stock and Warrants held by it immediately before the Spin-Off, likely offset by its net operating loss carry forward.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off. We believe that, as an independent publicly-traded company, we will be able to, among other things, better focus our financial and operational resources on our specific business, implement and maintain a capital structure designed to meet our specific needs, design and implement corporate strategies and policies that are targeted to our business, more effectively respond to industry dynamics and create effective incentives for our management and employees that are more closely tied to our business performance. There is no assurance that we will be granted a public trading symbol by FINRA to enable us to be publicly traded as an independent company after the Spin-Off. Furthermore, by separating from CCI, we may be more susceptible to market fluctuations and have less leverage with suppliers, and we may experience other adverse events. In addition, we may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. The completion of the Spin-Off will also require significant amounts of our management's time and effort, which may divert management's attention from operating and growing our business.

Deleted: *a majority of our voting capital stock will continue to be owned by our chief executive officer.*

Deleted: Our chief executive officer is the holder of all 1,000 outstanding shares of our Series C Preferred Stock, by virtue of which he beneficially owns 51% of our outstanding voting capital stock. As a result of such stock ownership, our principal shareholder is able to control the election of the members of our board of directors, and generally exercise control over our affairs. Such concentration of voting power could also have the effect of delaying, deterring or preventing a change in control of us that might otherwise be beneficial to stockholders. We cannot assure that conflicts of interest will not arise with respect to such matters or that such conflicts will be resolved in a manner favorable to the Company.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent publicly-traded company, and we may experience increased costs after the Spin-Off. CCI provided us with various corporate services until July 31, 2016, when on August 1, 2016, we commenced performing those services ourselves and directly incurring the payroll and other costs associated with them. Following the Spin-Off, CCI will have no obligation to provide us with assistance other than the transition services described under "Certain Relationships and Related Party Transactions." These services do not include every service that we have received from CCI in the past, and CCI is only obligated to provide these services for limited periods from the date of the Spin-Off. Accordingly, following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties the remaining services we currently receive from CCI. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from CCI. We may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently or may incur additional costs. If we fail to obtain the services necessary to operate effectively or if we incur greater costs in obtaining these services, our business, financial condition and results of operations may be adversely affected.

Deleted: —Agreements with CCI."

We have no operating history as an independent publicly-traded company, and our historical financial information is not necessarily representative of the results we would have achieved as an independent publicly-traded company and may not be a reliable indicator of our future results. We derived the historical financial information included in this prospectus from CCI's consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent publicly-traded company during the periods presented or those that we will achieve in the future. This is primarily because of the following factors:

- Prior to the Spin-Off, we operated as part of CCI's broader corporate organization, and CCI performed various corporate functions for us. Our historical financial information reflects allocations of corporate expenses from CCI for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent publicly-traded company. We will enter into transactions with CCI that did not exist prior to the Spin-Off or modify our existing agreements with CCI, such as CCI's provision of transition services, which will cause us to incur new costs.
- Our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from CCI, including changes in our cost structure, personnel needs, tax structure, financing and business operations. As part of CCI, we enjoyed certain benefits from CCI's operating diversity, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, or access capital markets on terms as favorable to us as those we obtained as part of CCI prior to the Spin-Off.
- After the Spin-Off, Wytec and CCI will be parties to a revolving loan agreement pursuant to which Wytec has agreed (subject to its approval of each draw which it may withhold in its sole discretion), to lend up to $800,000 to CCI from time to time to enable CCI to pay its operating costs until it has adequate working capital. This agreement reflects management's belief that Wytec will more readily raise capital than CCI.
- Following the Spin-Off, we will also be responsible for the additional costs associated with being an independent publicly-traded company, including costs related to corporate governance, investor and public relations and public reporting. In addition, certain costs incurred by CCI, including executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology and other shared services, have historically been allocated to us by CCI, except for certain services assumed by us directly commencing on August 1, 2016. These allocations may not reflect the future level of these costs to us as we begin to provide these additional services ourselves. Therefore, our historical financial statements may not be indicative of our future performance as an independent publicly-traded company. We cannot assure you that our operating results will continue at a similar level when we are an independent publicly-traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and the notes thereto included elsewhere in this prospectus.

We may not be able to access the credit and capital markets at the times and in the amounts needed on acceptable terms. From time to time we may need to access the capital markets to obtain financing. Although we believe that the sources of capital in place at the time of the Spin-Off will permit us to finance our operations for the

foreseeable future on acceptable terms and conditions, we have not previously accessed the capital markets as an independent public company. Our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including our financial performance, our absence of credit ratings, the liquidity of the overall capital markets and the state of the economy. We cannot assure you that we will have access to the capital markets at the times and in the amounts needed or on terms acceptable to us.

Risks Relating to our Common Stock and the Securities Market

No market for the Common Stock currently exists, and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off, our stock price may fluctuate significantly. There is currently no public market for our common stock. We intend to apply to have our common stock quoted and traded on the OTC-QB Market or better. In order to have our common stock quoted for public trading on the OTC-QB Market, which is an over-the-counter market, not an exchange, we must have a market maker registered with FINRA to sponsor our application for a trading symbol for that over-the-counter market. There is no assurance that we will find a market maker to sponsor our application to FINRA or that our application will be approved by FINRA. No trading of our common stock is expected before or on the Distribution Date. The common stock is expected to commence public trading if and when FINRA approves our trading symbol application, which we intend to have filed by a market maker on or about the Record Date. An active trading market for our common stock may not, however, develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price and trading volume being depressed or volatile. We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of the common stock may fluctuate widely and decline, depending on many factors, some of which may be beyond our control, including:

- actual or anticipated fluctuations in our operating results due to factors related to our businesses;
- success or failure of our business strategies;
- our quarterly or annual earnings or those of other companies in our industries;
- our ability to obtain financing as needed;
- announcements by us or our competitors of significant acquisitions or dispositions;
- changes in accounting standards, policies, guidance, interpretations or principles;
- the failure of securities analysts to cover the Common Stock after the Spin-Off;
- changes in earnings estimates by securities analysts or our ability to meet those estimates;
- the operating and stock price performance of other comparable companies;
- investor perception of our company and the internet infrastructure industry;
- overall market fluctuations;
- results from any material litigation or government investigation;
- changes in laws and regulations (including tax laws and regulations) affecting our business;
- changes in capital gains taxes and taxes on dividends affecting stockholders; and
- general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some CCI stockholders and, as a result, these CCI stockholders may sell their shares of our Common Stock after the Spin-Off. See "Risk Factors—Substantial sales of the Common Stock may occur in connection with the Spin-Off, which could cause our stock price to decline." Low trading volume for our common stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility. Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

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Substantial sales of the Common Stock may occur in connection with the Spin-Off, which could cause our stock price to decline. CCI stockholders receiving shares of Common Stock in the Spin-Off generally may sell those shares immediately in the public market, if and when a public market for our securities is established. Although we have no actual knowledge of any plan or intention of any significant stockholder to sell our Common Stock following the Spin-Off, it is likely that some CCI stockholders, possibly including some of its larger stockholders, will sell their shares received in the Spin-Off for reasons such as our business profile or market capitalization as an independent company, or because we do not fit their investment objectives, or, in the case of index funds, we are not a participant in the index in which they are investing. The sales of significant amounts of the Common Stock or the perception in the market that this will occur may decrease the market price of our common stock.

The exercise price of the Warrants may be adjusted higher in the future, depending on the public trading price of our Common Stock after the Distribution. Accordingly, on July 30, 2017, the exercise price of the Warrants may be adjusted to be the greater of (i) $5.00 per share, or (ii) 85% of the average closing price of the Company's common stock quoted on the public securities trading market on which the Company's common stock is then trading with the highest trading volume, during the five (5) consecutive trading days immediately preceding July 30, 2017. If our common stock is not publicly traded by July 30, 2017, then the exercise price will remain at $5.00 per share.

The concentration of our capital voting stock ownership may limit our stockholders' ability to influence corporate matters and may involve other risks. William H. Gray, the chief executive officer of both CCI and us, is currently the beneficial owner of an aggregate (not subject to dilution) of approximately 51% of CCI's and Wytec's outstanding voting power. Upon completion of the Spin-Off, William H. Gray will continue to hold the same percentage of outstanding voting power of CCI and Wytec.

Your percentage ownership in us may be diluted in the future. Our board of directors has the authority to cause us to issue additional securities and convertible securities at such prices and on such terms as it determines in its discretion without the consent of the stockholders, including without limitation common stock, preferred stock, warrants, stock options, and convertible notes. Consequently, our shareholders are subject to the risk that their ownership in us will be substantially diluted in the future.

We may not pay dividends in the future. Any return on investment may be limited to the value of our common stock. We do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition, and other business and economic factors affecting us at such time as our board of directors may consider relevant. Our current intention is to apply net earnings, if any, in the foreseeable future to increasing our capital base and marketing. Prospective investors seeking or needing dividend income should therefore not purchase our common stock. If we do not pay dividends, our common stock may be less valuable because a return on investment will only occur if our stock price appreciates.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline. If our stockholders sell substantial amounts of our common stock in the public market, or upon the expiration of any statutory holding period under Rule 144, or issued upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an "overhang", in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Our stock price may be volatile. The market price of our common stock may be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock in general.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus and in the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These

statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our ability to control or predict and that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology.

Deleted: We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act.

Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that such expectations will be achieved. Actual events or results may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. We have no duty to update or revise any forward-looking statements after the date of this prospectus or to conform them to actual results, new information, future events or otherwise.

The following factors, among others, could cause our and our industry's future results to differ materially from historical results or those anticipated:

- adverse economic conditions;
- potential fluctuation in quarterly results;
- volatility or decline of our stock price;
- the possibility we may be unable to manage our growth;
- extensive competition;
- loss of members of our senior management;
- regulatory interpretations and changes;
- our failure to earn revenues or profits;
- inadequate capital and barriers to raising capital or to obtaining the financing needed to implement our business plans;
- changes in demand for our products and services;
- rapid and significant changes in technology and markets;
- litigation with or legal claims and allegations by outside parties; and
- insufficient revenues to cover operating costs.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements.

You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

THE SPIN-OFF

Background

On November 17, 2016, CCI announced plans for the complete legal and structural separation of the Company from CCI. CCI will distribute all of its equity interest in us, consisting of approximately 44% of all of the outstanding shares of our common stock and approximately 27% of all of our outstanding warrants (including the Warrants held by CCI and the other Wytec warrants owned by holders other than CCI), to CCI's stockholders on a pro rata basis. Following the Spin-Off, CCI will not own any equity interest in us, and we will operate independently from CCI. CCI's common stockholders will not have any appraisal rights in connection with the Spin-Off.

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The Spin-Off is subject to the satisfaction, or the CCI board of directors' waiver, of a number of conditions. In addition, CCI has the right not to complete the Spin-Off if, at any time, the CCI board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of CCI or its stockholders or is otherwise not advisable. For a more detailed description, see "The Spin-Off—Conditions to the Spin-Off."

Reasons for the Spin-Off

The CCI board of directors considered the following potential benefits in deciding to pursue the Spin-Off:

- We believe the Spin-Off will enhance the ability of CCI and the Company to focus on their respective strategies.
- Our near-term goals for our business include raising sufficient capital to build more "diamond ring" wireless transmission networks, commercializing our LPN-16 technology, and executing and sustaining a robust launch of our WyQuote internet Wi-Fi marketing, sales and provisioning system. Achieving these goals will require offerings of securities by us and may require acquisitions or mergers funded, in part, with outside capital and strategic alliances. Our business will be separate and distinct from CCI's business and, accordingly, we believe that pursuing such growth and capital funding opportunities will be greatly facilitated with a capital structure that is tailored for the Company's needs, separate from those of CCI.
- CCI plans to sponsor, through its subsidiaries ICM, LLC and ICM, Inc., investment programs to raise equipment and other financing for Wytec and Wytec customers.
- CCI plans to offer internet access services to rural and other smaller business markets with lower population densities.
- The Spin-Off is expected to establish the Company as an independent publicly traded corporation, which we believe will meaningfully enhance its industry market perception, thereby providing greater growth opportunities for us than our consolidated operation as a division of CCI.

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When and How You Will Receive Company Shares

CCI will distribute to its stockholders, as a pro rata distribution, approximately 0.0026 shares of our Common Stock for every share of CCI common stock outstanding as of ____________, 2017, the Record Date of the Distribution, and two Warrants for every share of Common Stock distributed to CCI's stockholders. The distribution ratio may change slightly to the extent of changes in the outstanding CCI shares on the Record Date, and the effect of rounding up all fractional shares. The number of shares of Common Stock (i.e., 865,552) and the number of Warrants (i.e. 1,731,104) will not change.

Prior to the Spin-Off, CCI will deliver all of the issued and outstanding shares of the Common Stock and Warrants owned by it to the distribution agent. Island Stock Transfer, Inc., the transfer agent for CCI, will serve as the distribution agent for the Distribution and as transfer agent and registrar for our Common Stock and Warrants.

If you own CCI common stock as of the close of business on _____________, 2017, the shares of our Common Stock and Warrants that you are entitled to receive in the Distribution will be issued to your account as follows:

Registered stockholders. If you own your shares of CCI common stock directly through CCI's transfer agent, Island Stock Transfer, Inc., you are a registered stockholder. In this case, the distribution agent will credit the whole shares of our Common Stock and Warrants you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding our shares at Island Stock Transfer, Inc. Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of whole shares of our Common Stock and Warrants that have been registered in book-entry form in your name. We expect it will take the distribution

agent up to two weeks after the Distribution Date to complete the distribution of the shares of our Common Stock and Warrants and mail statements of holding to all registered stockholders.

"Street name" or beneficial stockholders. Most CCI stockholders own their shares of CCI common stock beneficially through a bank, broker or other nominee. In these cases, the bank, broker or other nominee holds the shares in "street name" and records your ownership on its books. If you own your shares of CCI common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our Common Stock and Warrants that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to communicate with your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in "street name."

If you sell any of your shares of CCI common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our Common Stock and Warrants to be distributed in respect of the CCI shares you sold. See "The Spin-Off—Trading Prior to the Distribution Date" for more information.

We are not asking CCI stockholders to take any action in connection with the Spin-Off. The approval of the holders of CCI common stock to the Spin-Off was accomplished by the written consent of the holders of a majority of the outstanding voting shares of CCI on October 26, 2016. An Information Statement on Schedule 14C has accordingly been filed with the SEC. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of CCI common stock for shares of our Common Stock. The number of outstanding shares of CCI common stock will not change as a result of the Spin-Off.

Number of Shares You Will Receive

On the Distribution Date, you will receive approximately 0.0026 shares of our Common Stock for every share of CCI common stock you hold on the Record Date, and two Warrants for every share of our Common Stock distributed to you on the Distribution Date.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our Common Stock in connection with the Spin-Off. Instead, the distribution agent will round up fractional shares of our Common Stock to the nearest whole number of shares of Common Stock.

Results of the Spin-Off

After the Spin-Off, we expect to be an independent public reporting and eventually publicly-traded company. Immediately following the Spin-Off, we expect to have approximately 1,301 holders of shares of our Common Stock, approximately 1,330 holders of all of our outstanding common and preferred stock, and approximately 1,976,187 shares of our total common stock outstanding, based on the number of shares of Wytec common stock outstanding on April 20, 2017. The total number of shares of Wytec common stock outstanding after the Spin-Off would change if more outstanding Wytec warrants are exercised or Wytec preferred stock is converted into Wytec common stock before the distribution date. The number of shares of Common Stock and Warrants that CCI will distribute in the Spin-Off will not change. The Spin-Off will not affect the number of outstanding shares of CCI common stock or any rights of CCI stockholders, although we expect the trading price of shares of CCI common stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price of CCI common stock will no longer reflect the value of the Company. Furthermore, until the market has fully analyzed the value of CCI without the Company, the trading price of shares of CCI common stock may fluctuate.

Before our separation from CCI, we have or intend to enter into a separation agreement and possibly other agreements with CCI related to the Spin-Off. These agreements will govern the relationship between us and CCI up to and after completion of the Spin-Off, and allocate between us and CCI various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under "Certain Relationships and Related Party Transactions."

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Trading of the Common Stock

As of the date of this prospectus, we are a minority-owned subsidiary of CCI. Accordingly, no public market for our common stock currently exists. We intend to have our common stock quoted for trading on the OTC-QB Market or better under the symbol "WYTC." Following the Spin-Off, CCI common stock will continue to trade on the OTC-Pink Sheets Market under the symbol "CCOP."

Neither we nor CCI can assure you as to the trading price of CCI common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of our common stock and the CCI common stock after the Spin-Off will be less than, equal to or greater than the trading prices of CCI common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off. See "Risk Factors—Risks Relating to Our Common Stock and the Securities Market" for more detail.

The shares of our Common Stock distributed to CCI stockholders will be freely transferable, including shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our Common Stock only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) or Rule 144 of the Securities Act.

Trading Prior to the Distribution Date

We anticipate that, as early as two trading days prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in CCI common stock: a "regular-way" market and an "ex-distribution" market. Shares of CCI common stock that trade on the regular-way market will trade with an entitlement to receive shares of our Common Stock and Warrants in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of the Common Stock or Warrants in the Distribution. Therefore, if you sell shares of CCI common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our Common Stock and Warrants in the Distribution. However, if you own shares of CCI common stock at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our Common Stock that you would otherwise be entitled to receive in the Distribution. Following the Distribution Date on a date to be determined, we expect shares of our common stock to be quoted on the OTC-QB Market or better under the trading symbol "WYTC."

Conditions to the Spin-Off

We expect that the separation will be effective on the Distribution Date, provided that the following conditions are satisfied or waived by CCI:

- the CCI board of directors shall have authorized and approved the Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of our Common Stock and Warrants to CCI stockholders;

- the separation agreement and the ancillary agreements contemplated by the separation agreement shall have been executed by each party to those agreements;

- the SEC shall have declared effective our Registration Statement on Form S-1, of which this prospectus is a part, under the Securities Act, and no stop order suspending the effectiveness of our Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

- no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of CCI shall have occurred or failed to occur that prevents the consummation of the Distribution;

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- no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the CCI Board, would result in the Spin-Off having a material adverse effect on CCI or its stockholders; and

- prior to the Distribution Date, this prospectus shall have been mailed to the holders of CCI common stock as of the Record Date;.

Reasons for Furnishing this Prospectus

We are furnishing this prospectus solely to provide information to CCI's stockholders who will receive shares of our Common Stock and Warrants in the Distribution. You should not construe this prospectus as an inducement or encouragement to buy, hold or sell any of our securities or any securities of CCI. We believe that the information contained in this prospectus is accurate as of the date set forth on the cover. Changes to the information contained in this prospectus may occur after that date, and neither we nor CCI undertakes any obligation to update the information except in the normal course of our and CCI's public disclosure obligations and practices and except as required by applicable law.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

Consequences to U.S. Holders of CCI Common Stock

The following is a summary of the material U.S. federal income tax consequences to holders of CCI common stock in connection with the Distribution. This summary is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this prospectus, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described in this section of the prospectus.

This summary is limited to holders of CCI common stock that are U.S. Holders, as defined immediately below, that hold their CCI common stock as a capital asset. A "U.S. Holder" is a beneficial owner of CCI common stock that is, for U.S. federal income tax purposes:

- an individual who is a citizen or a resident of the United States;

- a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or, in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

- This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

- dealers or traders in securities or currencies;

- tax-exempt entities;

- banks, financial institutions or insurance companies;

- real estate investment trusts, regulated investment companies or grantor trusts;

- persons who acquired CCI common stock pursuant to the exercise of employee stock options or otherwise as compensation;

- stockholders who own, or are deemed to own, 10% or more, by voting power or value, of CCI equity;

- stockholders owning CCI common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

- certain former citizens or long-term residents of the United States;

- stockholders who are subject to the alternative minimum tax; or

- persons who own CCI common stock through partnerships or other pass-through entities.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds CCI common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

General

Subject to the qualifications and limitations set forth herein, management of the Company believes that for U.S. federal income tax purposes:

- gain or loss may be recognized by, or be includible in the income of, a U.S. Holder as a result of the Distribution;

- the aggregate tax basis of the CCI common stock, Common Stock, and Warrants held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the CCI common stock held by the U.S. Holder immediately before the Distribution, allocated between the CCI common stock and our Common Stock and Warrants in proportion to their relative fair market values on the date of the Distribution; and

- the holding period of our Common Stock and Warrants received by each U.S. Holder will include the holding period of their CCI common stock, provided that such CCI common stock is held as a capital asset on the date of the Distribution.

U.S. Holders that have acquired different blocks of CCI common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our Common Stock distributed with respect to such blocks of CCI common stock.

The conclusions do not address any U.S. state or local or foreign tax consequences of the Spin-Off. The conclusions assume that the Spin-Off will be completed according to the terms of the separation agreement and rely on the facts as stated in the separation agreement, this prospectus and a number of other documents. In addition, the conclusions are based on certain representations as to factual matters from, and certain covenants by, CCI and us. The conclusions cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

The conclusions are not binding on the IRS or the courts, and we cannot assure you that the IRS or a court will not take a contrary position.

The Distribution is not expected to qualify for non-recognition of gain and loss, and therefore U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our Common Stock and Warrants in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our Common Stock and Warrants received, which would generally result in:

- a taxable dividend to the U.S. Holder to the extent of that U.S. Holder's pro rata share of CCI's current and accumulated earnings and profits (which is zero, since CCI has no current or accumulated earnings and profits);

- a reduction in the U.S. Holder's basis (but not below zero) in CCI common stock to the extent the amount received exceeds the stockholder's share of CCI's earnings and profits; and

- a taxable gain to the extent the amount received exceeds the sum of the U.S. Holder's share of CCI's earnings and profits and the U.S. Holder's basis in its CCI common stock.

Backup Withholding and Information Statement

Treasury Regulations require each CCI stockholder who, immediately before the Distribution, owns 5% or more (by vote or value) of the total outstanding stock of CCI, to attach to such stockholder's U.S. federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution.

Consequences to CCI

The material U.S. federal income tax consequences to CCI in connection with the Spin-Off are relevant to holders of CCI common stock. Since the Distribution is not expected to qualify for non-recognition of gain and loss under Section 355 of the Code, then CCI would recognize gain in an amount up to the fair market value of our Common Stock and Warrants held by it immediately before the Distribution. CCI expects any such gain to be absorbed and offset by its accumulated net operating loss (NOL) carry forward.


USE OF PROCEEDS


We will not receive any proceeds from the Distribution of the Common Stock and Warrants in the Spin-Off.   If the Warrant holders exercise their Warrants for cash in order to sell the underlying Shares under this prospectus, we will receive the proceeds of the exercise of the Warrants.   If all of the Warrants are exercised for cash, we would receive gross proceeds of approximately $8,655,520, assuming an exercise price of $5.00 per share.   Wytec proposes to expend these proceeds approximately as follows:

Use of Proceeds

Cost of Goods Sold
General Variable Expenses
    Accounting
    Payroll
    Payroll Taxes and Benefits
    Product Sales Commissions
    General Professional Fees
    Operating Supplies
    Travel
    Communications
    Legal Fees
    Maintenance & Repairs
    Research & Development
Other Operating Expenses
Sales & Marketing Expenses
Fixed Expenses
    Licenses & Permits
    Rent
    Insurance
    Other
Working Capital
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Use of Proceeds	100% of Proceeds (1)	75% of Proceeds (2)	50% of Proceeds (3)	25% of Proceeds (4)
Cost of Goods Sold	$1,754,073	$1,213,103	$672,133	$194,749
General Varioable Expenses				
Accounting	153,678	153,678	153,678	129,833
Payroll	819,615	819,615	819,615	692,442
Payroll Taxes and Benefits	128,065	128,065	128,065	108,194
Product Sales Commissions	2,340,526	1,691,362	1,042,198	432,776
General Professional Fees	76,839	76,839	76,839	64,916
Operating Supplies	15,368	15,368	15,368	12,983
Travel	25,613	25,613	25,613	21,639
Communications	23,052	23,052	23,052	19,475
Legal Fees	102,452	102,452	102,452	86,555
Maintenance & Repairs	12,806	12,806	12,806	10,819
Research & Development	314,956	206,762	98,568	8,656
Other Operating Expenses	51,226	51,226	51,226	43,278
Sales & Marketing Expenses	2,495,096	1,672,821	850,547	151,472
Fixed Expenses				
License & Permits	25,613	25,613	25,613	21,639
Rent	76,839	76,839	76,839	64,916
Insurance	2,561	2,561	2,561	2,164
Other	51,226	51,226	51,226	43,278
Working Capital	185,917	142,639	99,362	54,097
Total Planned Expenses	$8,655,520	$6,491,640	$4,327,760	$2,163,880

(1) Assumes all Warrants are exercised for cash.

(2) Assumes 75% of total potential Warrant proceeds are received by us.

(3) Assumes 50% of total potential Warrant proceeds are received by us.

(4) Assumes 25% of total potential Warrant proceeds are received by us.

We believe the net proceeds we may receive pursuant to cash exercises of the Warrants will be sufficient to fund our operations for approximately one year, assuming all Warrants are exercised for cash and the proceeds are applied as outlined in the table. Revenues, if any, will extend the period over which the net proceeds from the exercise of Warrants will sustain our operations. We intend to use the net proceeds from cash exercises of the Warrants as and when received and accepted. Our board of directors reserves the right to reallocate the use of proceeds, if, in its judgment, such reallocation will best serve our needs in meeting changes, developments and unforeseen delays and difficulties. Pending use, the net proceeds will be invested in certificates of deposit, treasury bills, and similar short term, liquid investments with substantial safety of principal.

DETERMINATION OF OFFERING PRICE

No consideration will be paid for the shares of Common Stock and Warrants distributed in the Spin-Off.

DIVIDEND POLICY

We do not intend, following the Spin-Off, to pay cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, for reinvestment in our business. We will not be permitted to pay dividends on the Common Stock unless all dividends on any preferred stock that may be issued have been paid in full. Moreover, any credit agreements which we may enter into may restrict our ability to pay dividends. The payment of dividends in the future will be subject to the discretion of our board of directors and will depend, among other things, on our financial condition, results of operations, cash requirements, future prospects and any other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth (i) our historical capitalization as of December 31, 2016 and (ii) our adjusted capitalization on a pro forma basis assuming the Spin-Off was effective on December 31, 2016. The table below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

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	Historical 12/31/2016 (Audited)	As Adjusted 12/31/2016 (Unaudited)
Cash and cash equivalents	$ 2,766,775	$ 2,766,775
Note receivable (payable) from (to) related party	-	-
Equity		
Series A Preferred Stock	$ 3,360	$ 3,360
Series B Preferred Stock	3,655	3,655
Series C Preferred Stock	1	1
Common Stock	25,195	25,195
Additional paid in capital	17,160,543	17,160,543
Treasury Stock	(5,100,218)	(5,100,218)
Accumulated (deficit)	(10,469,000)	(10,469,000)
Total stockholders' equity	$ 1,623,536	$ 1,623,536
Total capitalization	$ 1,623,536	$ 1,623,536

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" beginning on page 12 and elsewhere in this prospectus.

Overview

On October 25, 2016, the board of directors of CCI authorized management to pursue a plan to spin-off to its stockholders' common stock and warrants of a majority-owned subsidiary, Wytec. In the Spin-Off, record holders of each share of CCI common stock will receive approximately 0.0026 shares of Common Stock, rounded-up to the nearest whole share, and two Warrants for every share of Common Stock issuable to the holder. Following the Spin-Off, CCI will not own any equity interest in us, and we will operate independently from CCI.

The Spin-Off is subject to the satisfaction, or the CCI board of directors' waiver, of a number of conditions. In addition, CCI has the right not to complete the Spin-Off if, at any time, the CCI board of directors determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of CCI or its stockholders or is otherwise not advisable.

Our consolidated financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of CCI. Our consolidated financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with GAAP. Our financial statements include certain assets and liabilities that have historically been held at the CCI corporate level but are specifically identifiable or otherwise attributable to us.

All intercompany transactions between us and CCI have been included in our financial statements and are considered to be settled in our consolidated financial statements at the time the Spin-Off becomes effective. The total net effect of the settlement of these intercompany transactions is reflected in our consolidated statements of cash flow as a financing activity and in our consolidated balance sheets.

The historical costs and expenses reflected in our financial statements include an allocation for certain corporate shared service functions historically provided by CCI including executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology and other shared services. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis based on sales, headcount, tangible assets or other measures considered to be a reasonable reflection of the historical utilization levels of these services.

We are involved in providing next generation fixed and mobile wireless broadband internet services nationally and eventually internationally to business customers, with a focus on the small and medium size businesses known as the "SMB" market. Wytec had originally intended to enter into 30 fixed wireless markets by year-end 2015. After further analysis and guidance given to us by Signals Analytics in its recent Valuation Report of Wytec, management has modified its business strategy to reduce market entry costs and enhance marketing capabilities with its WyQuote online platform. WyQuote is designed to be used by commissioned telecom agents, telemarketing agents and for direct sales to customers. Included in our market entry schedule are new products and services for the SMB market including our expansion strategies enabled by our patent pending LPN-16 microcell technology. Wytec's LPN-16 microcell technology incorporates the ability to utilize multiple spectrums without incurring frequency interference. It is potentially deployable on thousands of utility poles located in virtually every city in America at a modest monthly rental fee.

Our current business strategy incorporates the use of millimeter wave technology using wireless frequencies from 5GHz to 80GHz spectrum. We have used these spectrums in three (3) markets including San Antonio, Texas, Columbus, Ohio, and Denver, Colorado, and commercialized a broadband internet access service for the SMB customer in two of three markets. The initial focus of service is targeted to highly concentrated areas such as the Central Business District ("CBD") of each market with the ability to expand the service to high-density business zones outside of the CBD utilizing the LPN-16.

Numerous studies including those by the FCC have now been published indicating that the use of millimeter wave spectrum is a key component in the development of a 5G network and ultimately the development of a "Smart City." Smart Cities are designed to incorporate multiple mobile communications technologies to facilitate public safety, first responder, education, health care, machine to machine, and carrier offload services.

Currently our network design is capable of delivering bandwidth services of up to 1.5 gigabits per second to a wide range of customers including small, midsize and large corporate operations located in Tier One, Tier Two and Tier

Three cities (the term "Tier" defines the population size of the Link location). Our millimeter wave networks are designed to serve as the core infrastructure for supporting our planned commercial broadband internet access services.

On December 18, 2015, we performed an outside beta test of our LPN-16 working prototype and produced performance speeds in excess of 375 Mbps to a smart phone and 600 Mbps to a laptop computer. Earlier speed tests and network demonstrations enabled us to consummate our first services agreement with the City of Columbus on July 7, 2014 and we have now substantially completed our footprint coverage of the CBD of Columbus, Ohio and San Antonio, Texas in preparation for our new marketing and sales strategy.

Overview of Current Operations

Our current operations have most recently begun to focus on developing and implementing our marketing platform consisting of three primary services. They are:

1) **Internet Booster Plus (IB+)** which consists of offering a service that provides an increase in "upload" speeds to a customer's primary internet service. This service is supported by Wytec's millimeter wave network configuration located in the Central Business District (CBD) of its current selected cities. Research has shown that in order for a business internet user to realize the full benefit of certain "non-connectivity" services such as Voice over Internet Protocol (VoIP), the user must have an upload speed of least 1-5 Mbps of stable and continuous throughput. Though business cable internet provides this upload speed, it is not considered stable and continuous. Over 90% of the SMB market utilizes cable as their primary internet connection. Management believes the IB+ service will be well accepted due to its ability to secure the upload speed for cable internet to the SMB market. This service improves rather than replaces existing cable service for customers.

2) **Primary Wireless Internet** consists of providing both the upload and download internet connection to the SMB market. Wytec's primary wireless internet access service is supported by its millimeter wave network configuration located in the Central Business District (CBD) of its current selected cities. Wytec has been offering its primary wireless internet services in its current markets on a word of mouth basis at competitive rates. Management believes this service will continue to be well accepted. Our primary challenge is overcoming existing long-term cable contracts preventing interested subscribers from avoiding the expense of breaking existing contracts. This challenge has been mitigated with the IB+ service.

3) **Wireless Fail-Over Service.** This service consists of providing a "fail-over" or "back-up" connection in the event the customer's primary connection fails. We believe that there is more than an 80% chance of a business internet connection failure occurring every month due to various uncontrollable causes, even with some of the largest primary internet service providers in the U.S. These unplanned connection failures cost U.S. businesses substantial dollars every year. Though the primary internet providers have begun to tout the benefit of their 4G LTE cellular network as a viable fail-over alternative, it still does not provide the connection speeds and reliability needed. Thus, Wytec's millimeter wave connection serves as a better fail over service with its low latency characteristics, rapid upload and download speeds (up to a gigabit and more), and as a full redundant backup service to both the SMB and enterprise marketplace.

All of these services are sold and marketed through Wytec's wholly owned subsidiary, Capaciti Networks, Inc., utilizing Wytec's proprietary online full service platform, "WyQuote", and now available to over 100,000 (estimated) direct telecom agents throughout the United States.

Our LPN-16 is our proprietary intellectual property for which management applied for U.S. patent protection in the second quarter of 2014, and is a significant part of our Intelligent Community Wi-Fi Network. We have filed an international patent application for this technology. Design and engineering of the LPN-16 have been completed with development of the first units being tested in an outdoor environment in San Antonio, Texas.

On June 9, 2012, we formed a wholly owned subsidiary, Wylink, Inc., a Texas corporation, to market and sell millimeter wave spectrum in the licensed 60 & 90 Gigahertz frequency channels. The Federal Communications Commission ("FCC") has developed a unique application program giving the ability for qualified applicants to own millimeter spectrum under a program known as the Registered Link Program. We sold point-to-point registered links

("Registered Links") as part of our backhaul solution in support of our 4G/5G Wi-Fi network. The cash received from the sale of our Registered Links is recorded as "deferred revenue" and will be recorded as revenue once the telecommunication equipment is installed for the link owners. Management closed the Wylink application program in January 2016.

Management now focuses its primary business on the development of Smart City broadband networks utilizing 5G fixed wireless and Wi-Fi technologies capable of delivering speeds that are many times faster than current cellular networks, and which can be utilized for a range of services for carriers, governmental and business applications.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations, including the discussion on liquidity and capital resources, are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the estimated recoverable amounts of trade accounts receivable, impairment of long-lived assets, revenue recognition and deferred tax assets. We believe the following critical accounting policies require more significant judgment and estimates used in the preparation of the financial statements.

We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. Management specifically analyzes the age of customer balances, historical bad debt experience, customer credit-worthiness, and changes in customer payment terms when making estimates of the uncollectability of our trade accounts receivable balances. If we determine that the financial conditions of any of our customers deteriorated, whether due to customer specific or general economic issues, increases in the allowance may be made. Accounts receivable are written off when all collection attempts have failed.

We follow the provisions of Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements" for revenue recognition and SAB 104. Under Staff Accounting Bulletin 101, four conditions must be met before revenue can be recognized: (i) there is persuasive evidence that an arrangement exists, (ii) delivery has occurred or service has been rendered, (iii) the price is fixed or determinable, and (iv) collection is reasonably assured.

Income taxes are accounted for under the asset and liability method. Under this method, to the extent that we believe that the deferred tax asset is not likely to be recovered, a valuation allowance is provided. In making this determination, we consider estimated future taxable income and taxable timing differences expected in the future. Actual results may differ from those estimates

Result of Operations for the Twelve Months Ended December 31, 2016 and 2015

Revenue for the twelve months ended December 31, 2016 was $69,860, as compared to revenue of $44,344 for the twelve months ended December 31, 2015. This increase in revenue of $25,516 or 58% was primarily due to increases in revenue from our network buildout services and other related engineering services. We estimate that approximately 100% of the increase in revenue was attributable to an increase in the volume of sales and none to an increase in the price charged for our services.

General and administrative expenses were $1,562,003 for the twelve months ended December 31, 2016, as compared to $1,670,007 for the twelve months ended December 31, 2015. This resulted in a decrease of those expenses of $108,004 or 6% compared to the same period in 2015. The decrease in our general and administrative expenses was largely a result of a reduction of costs incurred for our private placement of our Series B Preferred Stock during the twelve months ended December 31, 2016.

Research and development costs were $6,097 for the twelve months ended December 31, 2016 compared to $22,357 for the twelve months ended December 31, 2015. The decrease of $16,260, or 73% was due to a decrease in expenses related to the development of Wytec's LPN-16 and related patent application.

Salary and wage expenses were $1,364,625 for the twelve months ended December 31, 2016, as compared to

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$-0- for the twelve months ended December 31, 2015, which resulted in an increase of $1,364,625, or 100% compared to the same period in 2015. The increase in salary and wages is due to the Company hiring employees from CCI during the twelve months ended December 31, 2016.

Interest expense for the twelve months ended December 31, 2016 was $11,541, as compared to $129,503 for the twelve months ended December 31, 2015. This resulted in a decrease of $117,962 or 91% compared to the same period in 2015. The decrease was primarily due to the retirement of convertible and nonconvertible debt in 2015.

Liquidity and Capital Resources

While we have raised capital to meet our working capital and financing needs in the past, additional financing will be required in order to meet our current and projected cash requirements for operations. As of December 31, 2016, we had a working capital of $679,969. As of December 31, 2016, $1,930,000 of our current liabilities is deferred revenue on Link sales that have been funded by the customers, for which obligations to the customers have not yet been completely performed, or the Link has not yet been repurchased by the Company.

As of December 31, 2016, all our outstanding convertible debentures have been retired.

Upon the closing of the Spin-Off, Wytec and CCI will enter into a Revolving Line of Credit Note (the "LOC") pursuant to which Wytec may in its discretion advance up to $800,000 to CCI. The outstanding principal will bear simple interest at the rate of five percent (5%) per annum, computed on the basis of the actual number of days elapsed in a year of 365 days, with all principal and accrued but unpaid interest due and payable in full on demand. Upon the occurrence of an Event of Default, as that term is defined in the LOC, all unpaid obligations under the LOC will bear interest at the default rate of twelve percent (12%) per annum. We intend to fund the LOC from capital raised by us in our planned private placements of securities in the future. Our commitment to advance funds to CCI under the LOC is discretionary and, if we do not have adequate capital to fund an advance, we will not make it.

We estimate that we will need approximately $3,000,000 of capital or financing over the next 12 months to fund our planned operations, which we plan to satisfy as described below under "Satisfaction of our Cash Needs for the Next 12 Months."

We anticipate that we will incur operating losses in the next twelve months. Our revenue is not expected to exceed our investment and operating costs in the next twelve months. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in their early stage of operations. To address these risks, we must, among other things, seek growth opportunities through investment and acquisitions, implement and successfully execute our business strategy, respond to competitive developments, and attract, retain and motivate qualified personnel. We cannot assure that we will be successful in addressing such risks, and the failure to do so could have a material adverse effect on our business prospects, financial condition and results of operations.

Cash Flow from Operating Activities

Cash flows used in operating activities during the twelve months ended December 31, 2016 were $2,978,028 compared to $1,076,204 during the twelve months ended December 31, 2015. This increase of $1,910,834 was primarily due to the net operating loss for the period.

Cash Flow from Investing Activities

Our investing activities consist principally of revenue and expenses related to our Link program (Link sales ended in January 2016 but Link program costs continue), and the LPN-16.

Cash flows used in investing activities during the twelve months ended December 31, 2016 were $385,000 compared to cash flows provided from investing activities of $117,324 during the twelve months ended December 31, 2015. Capital expenditures totaled $0 and $-0- during the twelve months ended December 31, 2016 and December 31, 2015, respectively.

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Cash Flow from Financing Activities

Cash flows provided by financing activities during the twelve months ended December 31, 2016 were $5,080,029 compared to $1,833,313 during the twelve months ended December 31, 2015. These receipts represent proceeds from the sale of the Company's preferred stock.

Satisfaction of Our Cash Obligations for the Next 12 Months.

As of December 31, 2016, our cash balance was $2,766,775. Our plan for satisfying our cash requirements for the next twelve months is through sales-generated income, private placements of our capital stock, third party financing, and/or traditional bank financing. We anticipate sales-generated income during that same period of time, but do not anticipate generating sufficient revenue to meet our working capital requirements. Consequently, we intend to attempt to find sources of additional capital in the future to fund our growth and expansion through additional equity or debt financing or credit facilities. There is no assurance that we will be able to meet our working capital requirements through the private placement of equity or debt or from any other source.

Impact of Distribution by CCI on our Financial Statements

Following the Spin-Off, we may incur additional costs associated with being an independent company in connection with establishing, expanding and maintaining our own stand-alone corporate functions, including finance, human resources, information technology, facilities, accounting and legal for which we have received expense allocations from CCI. These allocations are included in operating expenses and totaled $367,501 and $319,161 for the twelve months ended December 31, 2016 and December 31, 2015, respectively. See Note A to our consolidated financial statements included elsewhere in this prospectus for further details related to corporate allocations.

Management considers the expense allocation methodology and results to be reasonable for all periods presented. Our financial statements do not, however, necessarily include all of the expenses that would have been incurred had we been a separate, stand-alone entity and may not necessarily reflect our results of operations, financial position and cash flows had we been a stand-alone company during the periods presented. Furthermore, we may also incur additional costs associated with being a stand-alone publicly listed company that were not included in the expense allocations and, therefore, would result in additional costs that are not reflected in our historical results of operations, financial position and cash flows. Nevertheless, we believe that cash flow from operations and investments will be sufficient to fund the anticipated increases in corporate expenses.

Deferred Revenue

Deferred revenue consists of amounts billed and collected before services have been completed. If Wytec, at its sole discretion, were to the refund the purchase price of registered links before the links were installed, the cost to satisfy deferred revenue as of December 31, 2016 would be $1,930,000. Wytec would incur estimated additional costs of $650,000 to activate these registered links, complete the transaction and earn the $1,930,000 of revenue. If Wytec repurchased the remaining outstanding links under the current Series B Preferred Stock and warrant buy-back exchange offer, deferred revenue would be satisfied, no revenue would be earned, and shareholder equity would increase by $1,930,000.

Repurchase of Registered Links

In October 2016, the Company refunded the purchase price of two Registered Links for a total cash payment of $70,000 for the return of those two Links and elimination of related obligations. Wytec, at its sole discretion, has at times refunded the purchase price of Links before the Links were installed and absent the acceptance of repurchase under the Link buy-back offering of Series B Preferred Stock and warrants. This action resulted in a corresponding reduction of unearned revenue.

Purchase of Capaciti Networks

In November 2016, the Company issued from treasury stock 609,603 common shares to the Company's parent, Competitive Companies, Inc., for the purchase of all outstanding shares of Capaciti Networks. When Wytec acquired Capaciti Networks, Capaciti Networks had net unsecured noninterest bearing accounts payable to CCI on its balance sheet in the amount of $124,421, payable on demand. As of December 31, 2016, the outstanding balance of this

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account payable was $0.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recently Issued Accounting Standards

We have reviewed the updates issued by the Financial Accounting Standards Board ("FASB") during the twelve month period ended December 31, 2016, and determined that the updates are either not applicable to us or will not have a material impact on us.

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BUSINESS

General

Wytec International, Inc. ("Wytec," "we," "us," or the "Company"), is a Nevada corporation and a subsidiary of Competitive Companies, Inc., a Nevada corporation ("CCI"), which is publicly traded on the OTC-Pink Sheets Market (symbol "CCOP"). Wytec develops, designs, and installs next-generation "carrier grade" citywide Wi-Fi networks utilizing point to point millimeter wave technology transmitted on the 71-86 GHz spectrum, and point to multi-point technology transmitted on 2.4 and 5 GHz frequencies, defined by the Company as its "Diamond Ring" backhaul network. Currently, Wytec markets and sells broadband internet services through its subsidiary operation, Capaciti Networks, Inc., to the small and medium business (SMB) marketplace in San Antonio, Texas, Columbus, Ohio, and Denver, Colorado. We offer a 30-day free trial to prospective subscribers for gathering valuable technical and sales metrics to assist us in future market entry determinations.

In January 2016, we began developing a proprietary online quoting system called WyQuote to assist in the sales of our wireless services. WyQuote will be utilized by an existing pool of approximately 100,000 independent telecom sales agents within the United States. WyQuote offers the agents online access to both 4G and 5G wireless services utilizing Wytec's millimeter wave network as well as 4G wireless services utilizing Wytec's current wholesale contracts with Verizon and Sprint. The system was designed to enable independent agents to view our wireless products and services and to execute online orders. Management believes that this functionality will enable us to ramp-up our revenue and meet our five-year forecast. The WyQuote system is scheduled to go live in 2017 and to be utilized by up to three (3) or more independent business telemarketing specialists for testing WyQuote's viability. Assuming successful sales metrics, we expect to increase our telemarketing specialists by forty-five (45) callers in 15 markets by year-end 2017.

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Overview of Business Lines

We have identified the following business segments for which we believe we can provide services profitably utilizing our current technology and our carrier wholesale agreements.

<u>Fixed Wireless Broadband Access.</u>

- A wireless radio infrastructure comprised of our "Diamond Ring" equipment, deployed within the heart of a city, that provides high speed wireless broadband access to businesses.
- The infrastructure uses point-to-point and point-to-multipoint rooftop-mounted radios operating in the 5 GHz (microwave) and 60/70/80/90 GHz (millimeter wave) bands on a licensed and license-free basis.
- The core offering is "access" in several different flavors including "primary access", "acceleration" (supplementing a less capable primary connection) and "business continuity" (proving a second infrastructure to ensure continuous connectivity).

<u>4G LTE Access</u>

- 4G LTE wireless services offered to Wytec under wholesale agreements as a mobile virtual network operator (MVNO), enable Wytec to offer such service to customers on a retail basis, leveraging the physical infrastructure of both Verizon and Sprint currently with additional carrier contracts in the future.

Wytec's Product Value Proposition

- The primary product is a competitively priced "business continuity" solution. It ensures that the critical functions of a 21st century business will continue in the event of a loss of connectivity from the primary internet access provider.
- The MNVO business model potentially enables Wytec to scale quickly without substantial capital investment. Wytec expects to leverage the substantial infrastructure investment of its host operators to deliver a set of niche services to business customers.
- Business continuity protection for businesses with 1 to 9 employees.
- Provides continuity in the event of a temporary loss of connectivity (typically via cable or DSL).
- The concept includes primary internet connectivity to small businesses with minimal usage requirements (e.g. a retailer who only needs connectivity for processing credit card transactions).
- The concept might also be extended (subject to appropriate technology enablers) to provide additional bandwidth for VoIP, since voice requires relatively little bandwidth and is of high value to the end user. We would need to be able to identify and route popular VoIP protocols (e.g. SIP).

- Concept
  - Leverage the widespread deployment of 4G LTE infrastructure by national mobile operators (Verizon, AT&T, T-Mobile, Sprint).
  - MVNO relationship enables flexible access to data and voice bandwidth.
  - Multiple carrier relationships ensures high likelihood of coverage in any particular location.
- Business Model
  - Install a router in the customer premises that selects between two wide area networks (WANs).
  - If the primary wired network experiences an outage then the LTE network provides instant seamless continuity, ensuring nearly 100% internet uptime.
  - If the primary wired network becomes congested then the LTE network can provide "acceleration", carrying some traffic during peak periods.
  - The low utilization associated with "backup" services contributes to margin because bundled plans are often not used.
- Sources of Differentiation
  - MVNO enabler partner (MVNE) provides a platform solution for provisioning services, billing, and fulfillment of SIM cards and customer premise equipment (CPE).
  - Third party provides branded customer service.
  - Cloud-based device management with reporting capabilities.
  - High value service, resulting from CPE hardware and multiple operator relationships.

LPN-16 Hardware

- A patent-pending neutral host radio access device.
- The light pole node (LPN) with eight sections in each half (2x8=16) is designed to wrap around a telephone or light pole, providing high speed Wi-Fi and potentially cellular service to nearby pedestrians and businesses.
- The LPN-16 has been manufactured in small quantities and has been tested in San Antonio, Texas. In that city we have a millimeter wave radio backhaul (i.e. Diamond Ring) where the LPN-16 provided Wi-Fi data speeds of 174 Mbps in the downlink on an iOS smart phone and much faster speeds on an Android device.
- The LPN-16 fits a trend of increasingly compact outdoor radio access infrastructure.
- The amount of resources required to develop world-class radio infrastructure (e.g. what the industry calls "small cells") is significant.
- Wytec can sell LPN-16 equipment to other network providers as a business, or develop the LPN-16 into a niche real estate play, locking up "pole-top" real estate within key cities. To do so would require a business focus in that area and a significant commitment of capital.
- The LPN-16 can also compliment the fixed wireless infrastructure within a city, by providing street-level end-user access.

WyQuote (Multiple Operator Telecommunications Sales and Provisioning Platform).

- Concept
– The vast majority of business-to-business broadband sales are done by agents via a provisioning platform, in most cases offering a single technology solution.
– The software platform extends an existing mainstream platform with approximately 100,000 agents nationwide.
– WyQuote enables the agent to provision wireless broadband solutions. These have historically been difficult to provision in real time because the sales person needs to verify that the customer is within the coverage footprint of the network.
– WyQuote can support multiple service providers, multiple services per operator, and multiple pricing plans per service.
- Business Model
– Agents can use WyQuote.
– An internal sales team can use WyQuote.
- Sources of Differentiation
– Uniquely designed to support wireless broadband offerings.
– Leverages an existing platform with a minimal learning curve.
– Ensures that Wytec, after building a network or creating an MVNO service, has the ability to quickly and cost-effectively sell that service.



  

Wytec's fixed broadband wireless access network consists of one or more rooftop installations per city. A rooftop typically contains networking, battery backup, high availability point-to-point links for backhaul, and point-to-multipoint end-user access links.

Market Strategy

Wytec is a provider of smart city telecommunications technologies and services that deliver value to the underserved small and medium business market (SMBs), which is the heart of both local and national economic growth. Smart cities or intelligent communities represent a global investment towards the massive integration of information and communications (ICT) technologies to better manage a city's assets as well as improve the quality of life for residents, which is becoming more difficult with the growth of urban/city centers. Groups like the Intelligent Community Forum and International Telecommunications Union note that this continued growth has put a strain on government infrastructure investment and public services. It is redefining how cities and businesses, especially small and medium businesses and cities, compete with each other across the globe.

The smart city market is expected to grow and encompass the immense growth in digital telecommunications network infrastructure and services with millions of deployed smart sensors, smart radios, smart phones, tablets, and emerging technology such as Cloud services, enhanced unified communications and machine to machine interaction. To support this massive growth in smart devices for a smart city/smart economy is the evolution from current third and fourth generation mobile networks and technologies (3G/4G) to the 5G network or fifth generation network. This high-capacity network will represent dramatic increases in download and upload speeds, manage millions of new smart devices and demand the incorporation of new radio spectrum with millimeter wave technology playing a key role. Within the smart city movement are the technology providers who offer the extensive platforms on which smart city operations are built, and the telecom network providers who deliver the wired and wireless 4G and emerging 5G network infrastructure. For reasons related to their current business structures and multibillion dollar technology investments in 3G and 4G technologies, these providers must primarily focus, in order to achieve ROI and profitability, on the multi-billion-dollar smart city municipal projects and/or large enterprise firms. Missing from this current smart city technology trend of government and enterprise level customers and projects is the critical backbone of the U.S. economy—the small and medium size business which receives limited attention in terms of services, but which accounts for approximately 50% of U.S. GDP. According to Amdocs and other industry telecom leaders and analysts, the SMB sector is significantly underserved when it comes to having choices and access to ICT:

"… the SMB sector is currently significantly underserved in terms of ICT provision and therefore holds considerable potential for growth, the challenge is how to profitably unlock the potential in a sector that is effectively a hybrid of service providers' other two main targets – large businesses and consumer…" Source: Amdocs, 2015. Selling to SMBs.

The U.S. Small Business Administration reports there are 7.5 million commercially located SMBs with approximately six million of them ranging in employee size from 1 to 49. These firms spend from $10,500 to $50,000 or more on ICT annually with business internet access representing the anchor service in determining how and what other technologies a SMB can purchase based on the costs, availability and performance characteristics.

Number and Percentage of US SMBs by Industry



These SMBs cover a wide range of different types of businesses in terms of size, maturity, tech savvy, and industry—from the self-employed tradesman in a local market to a medium size tech firm with international customers, health care, finance, education, warehousing, and retail. Their requirements for communication services are highly varied and thus make them a difficult, and often unprofitable, market segment for large ICT service providers to pursue. As a byproduct, the SMB is lumped into the large provider's products and services designed for either the retail mass market or enterprise customer, which misses many of the SMB's needs.

Wytec's business focus and market strategy is to exploit gaps created by the current smart city technology trends and current marketing and sales operations for ICT products and services for SMBs. Wytec determined its markets by examining US Census Data for key SMB insights including examining 60,000 counties, 40,000 zip codes, 171 industry combinations, and analysis by product concept, competitive offerings, signal strength and number of employees per firm, and to the degree possible, utilizing industry data for annual ICT spend and business density per kilometer. Our research identified 180 markets meeting requirements for building new 5G millimeter wave networks with 71 of these markets representing our top choices for investment and customer acquisition for our near and mid-term financial forecast.

US Businesses Meeting Our Target Profiles



Revenue Sales and Marketing

Wytec expects to generate revenue by utilizing its own fixed wireless millimeter wave networks and through wholesale agreements with nation-wide 4G LTE wireless providers to create connectivity and non-connectivity service offerings. Business products and services will be marketed and sold through Wytec's subsidiary, Capaciti Networks, Inc. Capaciti represents an internal business focus separate from other potential Wytec smart city initiatives related to city governments. Capaciti will utilize Wytec's quoting platform, WyQuote, which provides quoting access to an already existing industry base of approximately 100,000 telecom agents and master agents who account for an estimated 60% of all US telecom sales, as well as enabling Capaciti's B2B telemarketing operations to assist SMBs to better find, evaluate and buy ICT services designed for their needs. In addition to improving order accuracy and customer order tracking, WyQuote is unique in that it is the only online quoting platform with real time ability to quote wireless services, such as our fixed wireless millimeter wave network. We anticipate WyQuote will increase our customer acquisition potential by dramatically reducing the time it takes for a prospect to obtain a quote (from days to near real-time), sign a contract (several days versus same day with WyQuote), and have the service installed. In many cases the time for a customer install is reduced from weeks to days and is based on the customer's schedule.

Capaciti's marketing and sales will launch with strategically designed services to take advantage of weaknesses in the current market offerings for broadband services, developing trends in technology use, and the need for higher upload speeds serving the demands of business applications that can benefit from the use of millimeter wave technology or 4G LTE wireless connectivity. These services are either a fixed wireless service or MVNO (Mobile Virtual Network Operator) and consist of:

- Internet Booster Plus (IB+)
- 4G LTE Failover
- 5G Primary internet connection
- 5G internet failover

Along with our extensive market research, the above services were designed using real customer market data from 20 of Capaciti's business class customers (R&D customers) of varying sizes and needs. Our R&D customers use considerably more data than delivered by a typical residential cable service. Capaciti will compete primarily against cable internet which is often a residential service re-marketed to SMBs as a business class service. Capaciti's initial competitive product is called the Internet Booster Plus (IB+). It is positioned to go directly at the weaknesses of cable business offerings and deliver critical connectivity factors such as faster upload speeds and lower latency, which is important for business applications like VoIP and Cloud.

IB+ vs Cable Service

Features	Cable	IB+
Low Cost	✓	✓
High download	✓	✓
High Upload	✖ up to 20 Mbps	✓ **up to 98 Mbps**
Latency	Mid to High 35 milliseconds+	Low 9-15 milliseconds
Monitored Service	✖	✓
Failover/Redundancy	✖	✓ the (+) failover and failback feature is built into the service

One of the most challenging obstacles in customer acquisition is having to wait for a prospect's current service to expire. Capaciti's strategy is to leverage the IB+ service, fed by our millimeter wave network, to overcome this obstacle. The IB+ provides an immediate contract opportunity with an SMB who has an existing cable contract, so there is no delay in waiting for a cable customer's contract to expire. The IB+ plugs into the "current" cable service, "boosts" the cable internet speeds, especially the upload speed, and provides a critical internet service feature through automatic failover and failback features. Once an IB+ customer is ready to switch from their primary cable internet contract to Capaciti's primary internet service, we are able to remotely provision them without a secondary install action cost. Capaciti's 4G LTE Internet Failover service will initially be marketed to businesses outside of our 5G fixed-wireless coverage area, including for remote or temporary customer sites needing higher reliability. Capaciti will also market a unique 5G failover service, fed by our millimeter wave network, designed to work for both SMBs as well as enterprise customers needing a completely separate internet connection and avoiding the high cost of temporary fiber installation and time lags. Internet Failover is part of the disaster recovery and service market forecasted by Markets and Markets Research to be $11 billion by 2021. Capaciti plans to keep pace with smart city and 5G technology network trends by utilizing Wytec's patent pending LPN-16 microcell to rapidly and cost effectively expand network coverage and services to SMBs. The 5G network is forecasted to use a wide variety of radio spectrums. The LPN-16 is capable of housing up to 16 different radio frequency cards/radios and strengthens customer cell coverage areas, providing our customers with an ever-growing range of fixed, mobile and related connectivity and non-connectivity services.

Business Strategy

Our business strategy is essentially marketing focused with a dual objective. The initial and primary objective is to determine key metrics on both our 4G and 5G wireless services. To accomplish this objective, Wytec developed an online quoting system (WyQuote) to be utilized by both a telemarketing sales channel and by an existing direct telecom agents channel. Direct telecom agents consisting primarily of Value Added Resellers (VARS) are estimated to be approximately 100,000 in number and represent an estimated 60% of all telecom sales in the U.S., producing an estimated $60 billion in sales annually. We discovered early that the central tool that telecom agents desired was an easier and less expensive way to reach their existing customers and to expand their customer base with telecom services that would improve their business. This valuable information spurred us to develop the WyQuote system and focus on telecom products/services that could truly make an economic difference in the SMB market.

This led us to research the primary deficiencies in telecom services currently offered to the SMB market. We discovered that the SMBs wanted more choices in primary internet access and a service that was able to support the next generation of applications such as Voice over Internet (VoIP) and Cloud services. As VoIP continues to proliferate throughout the U.S., a major concern began to surface regarding the inability of cable (a predominate business internet service to the SMB) to support VoIP due to the limitations in its "upload" speed capabilities. This led Wytec to focus on the superior features of its millimeter wave fixed wireless services capable of providing symmetrical speeds, including a stand-alone upload connection, as a primary solution to the cable connection deficiencies. This product has become Wytec's first 30-day test service called the Internet Booster Plus ("IB+") service. IB+ has the ability to greatly enhance an existing cable connection while also providing a "fail-over" solution in the event the cable connection goes down. Wytec believes this will be its most popular service due to its lack of interference with an existing cable contract and its ability to provide connection insurance.

Wytec also has a second fail-over service available through its 4G LTE wholesale agreements with Verizon and Sprint collectively. Though this service offers less bandwidth speeds than the IB+ service, it secures coverage on a nationwide basis. This large footprint allows Wytec to introduce the fail-over service in both Wytec's existing footprint in its three (3) diamond ring cities and virtually any other market within the continental U.S. It becomes a significant business strategy for expanding our 5G footprint by introducing our second dual objective. Since both our 4G and 5G fail-over services utilize much of the same features and sales methodology, it allows Wytec to expand through customer upgrades rather than selling only to a new customer. Wytec believes it can rapidly expand its 5G footprint to meet its existing 4G fail-over customers without an additional sales expense. This is an advantage for us that we believe can facilitate rapid revenue expansion as we build more diamond rings and potentially deploy our LPN-16.

Revenue Model

Wytec's revenue model consists of integrating multiple wireless telecom services by utilizing the benefits of existing 4G carrier networks while strategically planning future 5G network development. This enables us to economically develop services (4G Fail-over) utilizing existing carrier networks (4G LTE) under attractive wholesale agreements while eventually migrating existing customers to a 5G planned network utilizing multiple other services without incurring normally associated high sales cost. The benefit of an existing nationwide network (4G) enables us to capture thousands of subscribers in preparation for moving them to our more robust 5G network, possibly without incurring a costly slow adoption rate. The significantly higher revenue within the 4G sales is indicative of generating sales on an existing nationwide footprint of over 3,000 U.S. cities compared to Wytec's 5G networks forecasted to reach 145 cities over the next five years.

License Agreement with CCI

Upon the closing of the Spin-Off, Wytec and CCI will enter into a License Agreement pursuant to which Wytec will grant a nonexclusive, nontransferable, royalty-free, worldwide license to CCI to use WyQuote solely for

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commercial use for rural and other smaller markets having populations of 250,000 or less (the "Markets") in consideration for a license fee in the amount of one dollar and CCI's payment of all excise taxes levied or imposed as a direct result of the License Agreement, if any. CCI must obtain Wytec's prior written consent before entering a proposed Market.

Roadmap 2017-2020: Moving Toward the 5G Network

The current generation of mobile networks continues to transform the way we communicate and access information. These networks and the associated smart phones, tablets and wearable devices are, however, stressing current network capabilities and hitting capacity limits while endeavoring to achieve seamless machine-to-machine and immersive human interactions for a fully connected society-- business, healthcare, public safety and education, entertainment and more.

To achieve the 5G network, the entire landscape as well as ITU standards in the telecom industry must be redefined to support the substantial gains in network capacity needed for the huge number of smart devices expected to come online between now and 2030. The goal is that any application will be able to connect to anything at any time--- driver-less vehicles, virtual reality, wearable devices, smart light poles, smart traffic lights, remote medial surgery and the ordering of goods and services. Industry experts forecast the 5G network will drive business, economic and societal growth in unimaginable ways with the massive transformation and convergence of information and communications technologies.

The 5G network will built upon certain portions of today's networks but will need to take advantage of innovations in new wireless radio access technologies and radio spectrums not previously considered in earlier mobile networks, and which can deliver data rates in the multiple gigabit per second range to any device. One of the radio spectrums identified as being a key part of the 5G network is the use of millimeter wave spectrum. The Federal Communications Commission (FCC) locates the millimeter wave spectrum between 30GHz and 300GHz which sits between the microwave and infrared radio waves. This spectrum is now readily available for use in the latest WiFi standards (802.11ad) and operating in the 60GHz range. This spectrum and standard is seen by the FCC and researchers as an important means for bringing 5G by allocating more bandwidth to deliver faster, higher-quality video and multimedia content and services.

5G is presently in its early stages with dozens of international standards bodies collaborating on the parameters for 5G speeds, network latency, equipment specifications and the identification of new radio spectrum to support enhanced mobile broadband. Several infrastructure, equipment and telecom providers have announced that they will conduct 5G network trials beginning in 2017 with 2020 being the first forecasted year of a large commercialized mobile 5G network service offering.

Wytec currently uses millimeter wave spectrum and technology for the construction of our fixed-wireless networks now built in three markets. Millimeter wave powers our IB+, 5G Failover and Primary Internet connection service which offer cost savings and speed benefits that we believe current cable and other fixed wireless providers do not or cannot offer.

Competition

The telecommunications industry is highly competitive, rapidly evolving, and subject to technology changes. Additionally, there are numerous telecommunications service companies that conduct extensive advertising campaigns to capture market share. We believe that the principal competitive factors affecting our business will be pricing levels and clear pricing policies, customer service, and the variety of services offered. Our ability to compete effectively will depend upon our continued ability to maintain high-quality, market-driven services at prices generally equal to or below those charged by competitors. To maintain a competitive posture, we believe that we must be in a position to reduce our prices in order to meet reductions in rates, if any, by others. Any such reductions could reduce profitability and make it cost prohibitive to continue as a going concern. Many of our current and potential competitors have more financial, personnel and other resources than Wytec, including brand name recognition as well as other competitive advantages.

Competition by Equipment. Our research, including the 2013 version of The Hetnet Bible issued by SNS Research, has identified 19 Small Cell vendors offering Small Cell equipment to network developers. Most, if not all of those vendors utilize the same chipset and provide nearly identical form factors (housing) with standard rooftop installations. We are unaware of a single manufacturer who has developed an outdoor small sell device capable of transmitting multiple frequencies on multiple channels from a single device at a single site location without interference like our LPN-16 Small Cell technology. We believe our LPN-16 Small Cell access point will set a new standard in the mobile broadband industry. Wytec is now listed in the updated HetNet Bible version 2014-2020 Report on Small Cells, Carrier WiFi, and DAS forecast as a SCaaS provider.

Competition by Service: Site Rental. On December 16, 2011, Crown Castle, the second largest independent operator of wireless communications tower sites with over 40,000 U.S. cell sites, purchased NextG Networks for $1.0 billion in cash. At the time, NextG was the largest U.S. provider of outdoor distributed antenna systems ("DAS") with over 7,000 nodes-on-air and with an additional 1,500 nodes under construction. The company provides network design, radio frequency engineering, and site development services and primarily derives its revenues from site rental and network services to mobile carriers. Carriers lease access from Crown Castle's DAS to install their own equipment for cellular distribution. Crown currently has 11,000 Small Cell nodes comprised mostly of DAS technology. Crown generated total revenues of $3.02 billion in 2013.

American Tower ("AMT") is the largest independent cell site operator in the United States with a portfolio of 67,418 domestically and 39,330 internationally owned towers along with 349 DAS networks providing seamless coverage for both in-building and outdoor wireless locations. AMT primarily contracts rooftop space on tall buildings and lease antenna nodes/sites to carriers, radio and television broadcast companies, wireless data providers, government agencies, municipalities and tenants in a number of other countries accounting for 98% of AMT's total revenues. AMT also provides network development services, which include site acquisition, zoning and permitting services and structural analysis, which support their site leasing business. AMT had $3.4 billion in 2013 revenues.

Intellectual Property

Wytec owns three (3) current and two (2) expired U.S. patents related to local multipoint distribution service ("LMDS") or millimeter wave technology. In April 2014, the Company filed a provisional patent representing the LPN-16 Small Cell device. In March 2015, the Company filed a Taiwanese Patent Application along with a Patent Cooperation Treaty (PCT) application for patent filings in additional countries. We cannot assure that we do not and will not infringe on the intellectual property rights of other parties, or that our patents will be enforceable. The patents are relatively old, two have expired, and the others are set to expire soon. We may be subject to legal proceedings and claims in the ordinary course of business and third parties may sue us for intellectual property infringement or initiate proceedings to invalidate our intellectual property. Moreover, should we be found liable for infringement, we may be required to enter into licensing agreements (if available on acceptable terms or at all), pay damages or curtail our product and service offerings. We may also need to redesign some of our products or services to avoid future infringement liability. Any of the foregoing could prevent us from competing effectively and could adversely affect our business.

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The following table summarizes the current status of our granted patents, including the ones that recently expired.

US Patent Number	Date Filed	Date Issued	Expiration Date
5875396	November 13, 1995	February 23, 1999	November 13, 2015 (1)
5923229	September 12, 1997	July 13, 1999	September 12, 2017
5914620	April 9, 1997	June 22, 1999	April 9, 2017 (1)
6041219	October 1, 1998	March 21, 2000	October 1, 2018
6243427	January 7, 1998	June 5, 2001	January 7, 2018

(1) These patents have expired.

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Government Regulation

Wytec generally is subject to all of the governmental regulations that regulate businesses generally such as compliance with regulatory requirements of federal, state, and local agencies and authorities, including regulations concerning workplace safety, labor relations, and disadvantaged businesses. We are also subject to specific laws and regulations applicable to the telecommunications industry in particular, including regulations promulgated by the Federal Communications Commission ("FCC") with respect to licensing portions of the broadcast spectrum used in our wireless data transmission services. In this regard, we apply for and register Links for our selected spectrum with the FCC under Rule 101.1523(c) of the FCC regulations. We must have registered Links with the FCC in order to exclusively license and use the wireless spectrum for our "diamond ring" telecommunications networks. While generally we have been granted the FCC licenses we have applied for to date, there is no assurance that licenses we seek in the future will be available. In our selling operations, we are subject to regulation by the Federal Trade Commission ("FTC") and comparable state government agencies regulating advertising and other forms of general solicitation for the sale of products and service, essentially prohibiting false statements. The federal customer privacy rules that are generally applicable to internet service providers also apply to us. The federal "Do Not Call" laws designed to protect consumers from unwanted telemarketing calls may apply to the Company's marketing programs and render it more difficult for us to acquire new customers. The adoption of any additional laws or regulations may decrease the growth of our business, decrease the demand for services and increase our cost of doing business. Changes in tax laws also could have a significant adverse effect on our operating results and financial condition.

Employees

As of April 20, 2017, we have ten (10) full-time employees. Prior to August 1, 2016, we utilized the services of those ten (10) full-time employees when they were employed by Wytec's parent company, CCI, including our executive officer.

Property

We currently share approximately 3,395 square feet of office space at 19206 Huebner Road, Suite 202, San Antonio, Texas 78258 with CCI. Wytec pays approximately $5,520 per month for rent for that office space. Wytec has paid 100% of the rent for the shared office space since August 2016, and prior to that time, CCI paid 100% of such rent. On November 1, 2017 the rent will increase to $5,630 per month until the lease expires on October 31, 2018. CCI has the ability to extend the lease on a month to month basis at the end of the current lease term. After the Spin-Off, we expect to continue to share the existing office space with CCI, with CCI continuing to be lessee until a new lease is made. CCI and Wytec intend to agree on a new allocation of rental expense in the near future.

Seasonality

Our operations are not expected to be materially affected by seasonality.

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MANAGEMENT

Executive Officers and Directors Following the Spin-Off

The following table provides information concerning each officer and director of Wytec. All directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified.

Name	Age	Position
William H. Gray	65	Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, and Secretary
Angus Davis	45	Director and Chief Strategy Officer

William H. Gray has been the chairman, chief executive officer, president, chief financial officer, and secretary of Wytec since November 2011, a director of CCI since November 2008, and the chief executive officer, president, and chief financial officer of CCI since February 10, 2009. Mr. Gray was the secretary of CCI from February 2009 to April 2014, and again since July 2015. Mr. Gray has over 19 years of experience in the planning, development, and implementation of wide area networks in both wired and wireless infrastructures. As the president and chief executive officer of Wireless Wisconsin, LLC, a wholly owned subsidiary of CCI, he developed one of the first internet service providers ("ISPs") to enter into the internet industry by forming and developing a statewide telecommunications network in the state of Wisconsin starting in 1995. Wireless Wisconsin, LLC later became one of the first ISP's to become a competitive local exchange carrier ("CLEC") in the state of Wisconsin. Mr. Gray also structured one of the first joint venture relationships with an electric utility operation, Jackson Electric COOP, for offering internet access to utility customers. It produced an adoption rate of more than 1,500 subscribers within 30 days. Total subscribers exceeded 12,000. During the last 19 years, Mr. Gray has participated in negotiating numerous Tier One carrier contracts establishing a network extending beyond every major city in the United States. In addition to negotiating and executing carrier contracts, Mr. Gray has also negotiated and executed a pole attachment agreement with one of the largest utility pole owners in the United States, Excel Energy, which owns more than 1,000,000 utility poles. In 2011, as the chief executive officer of Wytec, Mr. Gray negotiated Wytec's acquisition of five patents involving high speed millimeter wave broadband transmission, setting the pace for Wytec's most recent patent application covering LPN-16 Small Cell technology, filed in July 2014. Subsequent to the filing, Mr. Gray negotiated and executed an agreement with Level 3 Communications, the largest CLEC in the United States, which provides Wytec with rooftop access to all Level 3 owned buildings in the United States. In addition to his experience in the telecommunications industry, Mr. Gray has held a Series 7 securities license working for one of the largest municipal bond houses in the United States, Underwood Newhaus, which was later acquired by Kemper Capital Markets, where he was marketing and managing

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more than $100M in investment grade securities to banks, insurance companies, and pension funds. Additionally, Mr. Gray is the founder of Innovation Capital Management, Inc. ("ICM"), a Nevada corporation formed in May 2008. ICM has been relatively dormant but plans to sponsor a financing facility in the future. ICM is also the owner of ICM LLC. Mr. Gray was also the president and chief executive officer of DiscoverNet, Inc. from May of 1997 until it entered into Chapter 7 bankruptcy in August 2009. DiscoverNet was a wholly owned subsidiary of CCI. Its assets were assumed by Wireless Wisconsin, LLC, a wholly owned subsidiary of CCI, in 2010. DiscoverNet, Inc. was a full service Internet Service Provider deploying wireless broadband internet throughout western Wisconsin and was incorporated in July 1996. Mr. Gray is also the chairman, chief executive officer, chief financial officer and secretary of WyLink, Inc., a wholly owned subsidiary of Wytec formed in June 2012, and Capaciti Networks, Inc., a wholly owned subsidiary of Wytec formed in June 2013. With this dual experience in both telecom and finance, Mr. Gray has been able to found and sustain the CCI group of companies through organic as well as merger and acquisition growth since 1995.

Mr. Gray's qualifications:

- Leadership experience – Mr. Gray has been our chairman and chief executive officer of CCI since February 2009 and is the founder of Wytec International, Inc., WyLink, Inc., Innovation Capital Management, Inc., Innovation Capital Management LLC, Wireless Wisconsin, LLC and Capaciti Networks, Inc.
- Finance experience – Mr. Gray has designed and developed multiple securities investment products and programs as well as complex financial projections and pro forma models. He has extensive knowledge with billing and accounting systems such as QuickBooks and Platypus. Additionally, he has substantial experience with industry billing systems and financial software integration. Mr. Gray has established the Company's accounting, billing and merchant integration systems for the Company.
- Industry experience – Mr. Gray has more than 16 years of experience and been intricately involved in the internet industry since 1995.
- Education experience - Mr. Gray attended Navarro Jr. College, Howard Payne University and Texas A&M University majoring in Psychology.

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Angus Davis has been the chief strategy officer of Wytec since January 2014, a director of Wytec since April 2014, and was a key employee of Wytec from July 2012 to January 2014. Mr. Davis has also been a key employee of CCI since July 2012 and a director of CCI since April 2014. Mr. Davis has been a senior executive and advisor in strategic operational planning and process improvement for 15 years. Prior to joining CCI from July 2007 to July 2012, Mr. Davis worked for the Texas Division of Teen Challenge as vocational coordinator in charge of product development, manufacturing operations and personnel management. His area of expertise is in creating value, building high-performance teams, and leading sophisticated business transactions. Mr. Davis also worked as the senior principal strategist for Rainmaker Marketing Corporation, where he worked in the design and development of senior housing services and program management for private developers. Mr. Davis also led a project team of architects, attorneys, and specialized consultants in the first $200 million public bond float for a private developer in New Orleans after hurricane Katrina. He helped design and implement the Americans Rebuilding America program which provides a multi-million dollar A-rated bonding facility for service-disabled veteran contractors. Mr. Davis is an army veteran with seven years of service in the United States Army and Army Reserve. Mr. Davis oversees our intelligent community strategy and public private partnership alliances and has a degree in business management from American Intercontinental University, which he received in October 2004.

Mr. Davis' qualifications:

- Leadership experience – Mr. Davis has been our chief strategy officer since January 2014.
- Industry experience - Mr. Davis has over 15 years of experience as a senior executive and advisor in strategic operational planning and process improvement.
- Technology and education experience - Mr. Davis has a degree in business management from American Intercontinental University.

No officer or director is required to make any specific amount or percentage of his business time available to us. Each of our officers intends to devote such amount of his or her time to our affairs as is required or deemed appropriate by us.

Director Independence

Our board of directors currently consists of two directors. Neither of our directors is "independent" as defined in Rule 4200 of FINRA's listing standards. We plan to appoint additional independent directors to our board of directors in the future.

Committees of the Board of Directors

We plan to establish an audit committee, a compensation committee, and a nominating and governance committee. Until such committees are established, matters otherwise addressed by such committees will be acted upon by the whole board. We must add qualified independent directors to our board before we can form these committees, especially for the audit and compensation committees. At least one member of our audit committee has to have special financial acumen to qualify to serve on that committee. We do not expect to add more directors until after the Spin-Off. Accordingly, we expect to form these committees in 2018 in the following order: audit committee, compensation committee and then nominating and governance committee. The following is a brief description of our contemplated committees.

Audit Committee

We plan to establish an audit committee. The functions of the audit committee will include:

- meeting with management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;
- engaging and pre-approving audit and non-audit services to be rendered by our independent auditors;
- recommending to the board of directors the engagement of our independent auditors and oversight of the work of the independent auditors;
- reviewing our financial statements and periodic reports and discussing the statements and reports with management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;
- establishing procedures for the receipt, retention and treatment of complaints received by our regarding accounting, internal accounting controls and auditing matters; and
- administering and discussing with management and our independent auditors our code of ethics.

Compensation Committee

We plan to establish a compensation committee. The functions of our compensation committee will include:

- reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors and executive officers and the establishment and administration of certain of our employee benefit plans;
- exercising authority under certain of our employee benefit plans; and
- reviewing and approving executive officer and director indemnification and insurance matters.

Corporate Governance and Nominating Committee

We plan to establish a corporate governance and nominating committee. The functions of our corporate governance and nominating committee will include:

- developing and recommending to our board of directors our corporate governance guidelines;
- overseeing the evaluation of our board of directors;
- identifying qualified candidates to become members of our board of directors;
- selecting nominees for election of directors at the next annual meeting of shareholders (or special meeting of shareholders at which directors are to be elected); and
- selecting candidates to fill vacancies on our board of directors.

Compensation Committee Interlocks and Insider Participation

Once established, no member of our compensation committee will serve as a member of the board of directors or the compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee. No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Code of Conduct

We have adopted a code of conduct that applies to all of our directors, officers and employees. The text of the code of conduct has been posted on our internet website and can be viewed at http://www.Wytec International.com. Any waiver of the provisions of the Code of Conduct for executive officers and directors may be made only by the audit committee and, in the case of a waiver for members of the audit committee, by the board of directors. Any such waivers will be promptly disclosed to our shareholders.

Limitation of Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Nevada law. Nevada law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

- any breach of their duty of loyalty to the corporation or its stockholders;

- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions; or

- any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We intend to enter into separate indemnification agreements with our directors and officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will provide that we will indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person's services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers identified in the Summary Compensation Table ("Named Executive Officers"), and executive officers that we may hire in the future. As more fully described below, our board of directors makes all decisions for the total direct compensation of our executive officers, including the Named Executive Officers. We do not have a compensation committee, so all decisions with respect to management compensation are made by the whole board.

Compensation Program Objectives and Rewards

Our compensation philosophy is based on the premise of attracting, retaining, and motivating exceptional leaders, setting high goals, working toward the common objectives of meeting the expectations of customers and stockholders, and rewarding outstanding performance. Following this philosophy, in determining executive compensation, we consider all relevant factors, such as the competition for talent, our desire to link pay with performance in the future, the use of equity to align executive interests with those of our stockholders, individual contributions, teamwork and performance, and each executive's total compensation package. We strive to accomplish these objectives by compensating all executives with total compensation packages consisting of a combination of competitive base salary and, once we grow more and increase our staff, incentive compensation. Because of our small size and staff to date, we have not yet adopted a management equity incentive plan, nor have we yet used equity incentives as part of our management compensation policy.

While we have not hired at the executive level significantly since inception because our business has not grown sufficiently to justify increasing staff, we expect to grow and hire in the future. Our Named Executive Officers have been with us for many years and their compensation has basically been static, based primarily on levels at which we can afford to retain them, and their responsibilities and individual contributions. To date, we have not applied a formal compensation program to determine the compensation of the Named Executives. In the future, as we and our management team expand, our board of directors expects to add independent members, form a compensation committee comprised of independent directors, adopt a management equity incentive plan and apply the compensation philosophy and policies described in this section of the Registration Statement.

The primary purpose of the compensation and benefits described below is to attract, retain and motivate highly talented individuals when we do hire, who will engage in the behaviors necessary to enable us to succeed in our mission while upholding our values in a highly competitive marketplace. Different elements are designed to engender different behaviors, and the actual incentive amounts which may be awarded to each Named Executive Officer are subject to the annual review of the board of directors. The following is a brief description of the key elements of our planned executive compensation structure.

- Base salary and benefits are designed to attract and retain employees over time.
- Incentive compensation awards are designed to focus employees on the business objectives for a particular year.
- Equity incentive awards, such as stock options and non-vested stock, focus executives' efforts on the behaviors within the recipients' control that they believe are designed to ensure our long-term success as reflected in increases to our stock prices over a period of several years, growth in our profitability and other elements.
- Severance and change in control plans are designed to facilitate a company's ability to attract and retain executives as it competes for talented employees in a marketplace where such protections are commonly offered. We currently have not given separation benefits to any of our Name Executive Officers.

Benchmarking

We have not yet adopted benchmarking but may do so in the future. When making compensation decisions, our board of directors may compare each element of compensation paid to our Named Executive Officers against a report showing comparable compensation metrics from a group that includes both publicly-traded and privately-held companies. Our board believes that while such peer group benchmarks are a point of reference for measurement, they are not necessarily a determining factor in setting executive compensation as each executive officer's compensation relative to the benchmark varies based on scope of responsibility and time in the position. We have not yet formally established our peer group for this purpose.

The Elements of Wytec's Compensation Program

Base Salary

Executive officer base salaries are based on job responsibilities and individual contribution. The board reviews the base salaries of our executive officers, including our Named Executive Officers, considering factors such as corporate progress toward achieving objectives (without reference to any specific performance-related targets) and individual performance experience and expertise. None of our Named Executive Officers have employment agreements with us. Additional factors reviewed by the board of directors in determining appropriate base salary levels and raises include subjective factors related to corporate and individual performance. For the year ended December 31, 2015, all executive officer base salary decisions were approved by the board of directors.

Our board of directors determines base salaries for the Named Executive Officers at the beginning of each fiscal year, and the board proposes new base salary amounts, if appropriate, based on its evaluation of individual performance and expected future contributions. We do not have a 401(k) Plan, but if we adopt one in the future, base salary would be the only element of compensation that would be used in determining the amount of contributions permitted under the 401(k) Plan.

Incentive Compensation Awards

Our executive officers have not been paid bonuses and our board of directors has not yet established a formal compensation policy for the determination of bonuses. If our revenue grows and bonuses become affordable and justifiable, we expect to use the following parameters in justifying and quantifying bonuses for our Named Executive Officers and other officers of Wytec: (1) the growth in our revenue, (2) the growth in our earnings before interest, taxes, depreciation and amortization, as adjusted ("EBITDA"), and (3) our stock price. The board has not adopted specific performance goals and target bonus amounts for any of its fiscal years, but may do so in the future.

Equity Incentive Awards

Our board has not yet adopted a management equity incentive plan and no stock options or other equity incentive awards have yet been made to any of our Named Executives or other officers or employees of Wytec. As stated previously, in the future we plan to adopt a formal management equity incentive plan pursuant to which we plan to grant stock options and make restricted stock awards to members of management, which would not be assignable during the executive's life, except for certain gifts to family members or trusts that benefit family members. These equity incentive awards, we believe, would motivate our employees to work to improve our business and stock price performance, thereby further linking the interests of our senior management and our stockholders. The board will consider several factors in determining whether awards are granted to an executive officer, including those previously described, as well as the executive's position, his or her performance and responsibilities, and the amount of options or other awards, if any, currently held by the officer and their vesting schedule. Our policy will prohibit backdating options or granting them retroactively.

Benefits and Prerequisites

At this stage of our business we have limited benefits and no prerequisites for our employees other than health insurance and vacation benefits that are generally comparable to those offered by other small private and public companies or as may be required by applicable state employment laws. We do not have a 401(k) Plan or any other retirement plan for our Named Executive Officers. We may adopt these plans and confer other fringe benefits for our executive officers in the future if our business grows sufficiently to enable us to afford them.

Separation and Change in Control Arrangements

We do not have any employment agreements with our Named Executive Officers or any other executive officer or employee of Wytec. None of them are eligible for specific benefits or payments if their employment or engagement terminates in a separation or if there is a change of control.

Our Anticipated Compensation Program Following This Distribution

We are currently in the process of determining the compensation programs we anticipate implementing for our senior executives, including our Named Executive Officers following the Distribution. We will include the additional disclosure in subsequent amendments to this prospectus.

Executive Compensation

The following table summarizes compensation paid or accrued by us for the years ended December 31, 2015 and December 31, 2016 for services rendered in all capacities, by our chief executive officer and our other most highly compensated executive officers during the fiscal years ended December 31, 2015 and December 31, 2016.

Summary Compensation Table

Name and Principal Position (1)(2)	Year	Salary	Bonus	Option Awards	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
William H, Gray, Chief Executive Officer, President, Chief Financial Officer and Secretary	2015	$ 0	0	0	0	0	0	$ 0
	2016	$75,434	0 (3)	0	0	0	0	$75,434
Angus Davis, Chief Strategy Officer	2015	$ 0	0	0	0	0	0	$ 0
	2016	$35,484		0	0	0	0	$35,484
Officers as a Group	2015	$ 0	0	0	0	0	0	$ 0
	2016	$110,918	0	0	0	0	0	$110,918

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(1) All officers serve at will without employment contracts.
(2) Wytec's executive officers were not paid any compensation by Wytec until July 16, 2016, when Wytec commenced paying Mr. Gray an annual salary of $175,000, and Mr. Davis an annual salary of $91,878. Prior to July 2016, these executive officers were paid these salaries by CCI.
(3) Does not include a bonus of $12,796 paid by Wytec to Mr. Gray in April 2017.

Employment Agreements

We have not entered into any employment agreements with our executive officers to date, and do not intend to enter into employment agreements with them at this time. We may enter into employment agreements with them in the future.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards during the years ended December 31, 2015 and December 31, 2016.

Employee Benefit Plans

We have not yet, but may in the future, establish a management equity incentive plan pursuant to which stock options and restricted stock awards may be authorized and granted to the executive officers, directors, employees and key consultants of Wytec. In the event we establish the equity incentive plan, we expect to authorize approximately

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10,000,000 shares or more for future issuance.

Director Compensation

None of our directors received any compensation for their respective services rendered to us as directors during the years ended December 31, 2015 and December 31, 2016.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information with respect to the expected beneficial ownership of our common stock after giving effect to the Spin-Off by (i) each person who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of our directors and our named executive officers, and (iii) all directors and executive officers as a group. We based the share amounts on each person's beneficial ownership of CCI common stock as of April 20, 2017, unless we indicate some other basis for the share amounts. After the Spin-Off, CCI will not own any of our common stock or warrants.

To the extent our directors and officers own CCI common stock at the time of the Spin-Off, they will participate in the Spin-Off on the same terms as other holders of CCI common stock.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person's spouse. Following the Spin-Off, we estimate that we will have outstanding an aggregate of approximately 1,976,187 shares of common stock, calculated as of April 20, 2017 and assuming no further exercise of outstanding Wytec warrants or conversion of outstanding Wytec preferred stock. The number of outstanding shares of Wytec common stock other than the 865,552 shares of Common Stock held by CCI is 1,110,635. These shares have been issued pursuant to the exercise of outstanding Wytec warrants other than the Warrants owned by CCI. Percentage of beneficial ownership is based on 1,976,187 outstanding shares of common stock. On an aggregate level, this number does not reflect the potential conversion of 3,260,000 shares of Series A Preferred Stock and 3,695,784 shares of Series B Preferred Stock outstanding as of April 20, 2017, nor the potential exercise of up to 6,363,978 warrants, including the Warrants held by CCI, but does reflect them at the individual shareholder level. Each share of Series A Preferred Stock and Series B Preferred Stock is owned by outside investors and is convertible at any time into one share of Wytec common stock. The table reflects our outstanding Series C Preferred Stock pursuant to which its holder has the equivalent of 51% of the total votes with respect to all matters submitted to a vote of the shareholders of the Company. Except as otherwise listed below, the address of each person is c/o Wytec International, Inc., 19206 Huebner Rd., Suite 202, San Antonio, Texas 78258.

Name, Title and Address	Number of Shares Beneficially Owned (1)	Percentage Ownership	Voting Power (2)
William H. Gray , Chairman, Chief Executive Officer, President, and Chief Financial Officer (3)	91,572	4.63%	53.27%
Angus Davis, Chief Strategy Officer and Director (4)	22,850	1.16%	0.57%
All current directors and executive officers as a Group	114,422	5.79%	53.84%
Competitive Companies, Inc.	2,596,656	131.40%	64.38%
Armel Family Trust, 109 Whispering Spring Ln, Georgetown, TX 78633	1,008,634	51.04%	25.01%

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CWB Holdings, LLC, 19630 Southern Hills Ave, Slidell, LA 70458 (5)	667,800	33.79%	16.56%
Andrea Collier, 8010 Norwich Court, Port Tobacco, MD 20677	510,000	25.81%	12.65%
Keycomm, LLC, 3635 S. Fort Apache Rd, Ste 200-608, Las Vegas, NV 89147	373,500	18.90%	9.26%
Sedona Asset Management LTD Partnership, 11517 E. Paradise Lane, Scottsdale, AZ 85255	360,000	18.22%	8.93%
Central Valley Communications, LLC, 1925 Westminster Ln, Turlock, CA 95382	331,960	16.80%	8.23%
Christopher N. Stuart, 18041 Club View Dr, Baton Rouge, LA 70810	270,000	13.66%	6.69%
Craig C. Stiff, 6611 Hillcrest Ave 1001, Dallas TX 75205	259,301	13.12%	6.43%
Gerard & Cynthia Russomano, 85 Dunbar Rd, E Palm Beach Gardens, FL 33418	241,666	12.23%	5.99%
Robert Bynion, 1817 Falls Rd, Parkton, MD 21120	240,572	12.17%	5.97%
Dwight E. Beman, 40 Squam Rd, Nantucket, MA 02554	240,000	12.14%	5.95%
Kenneth B. Lyons, 7 Daniel Lane, Lebanon, NJ 08833	200,000	10.12%	4.96%
Universal Network Offloaders, LLC, 345 Majestic Dr, Ontario, Canada N8N 4L5	200,000	10.12%	4.96%
Armando Nevarez, 991 Ashford, Turlock, CA 95382	164,570	8.33%	4.08%
Todd W. Herbst, 1023 51st St, Moline, IL 61265	160,000	8.10%	3.97%
Chris A. Dantin, 12201 Myers Park, Baton Rouge, LA 70810	155,000	7.84%	3.84%
Yiping Zhu, 6702 St. Andrews Road, Rancho Santa Fe, CA 92067	150,000	7.59%	3.72%
Timothy W. Partridge, 2243 Indian Rd, Lincolnton, GA 30817	148,240	7.50%	3.68%
William F. DiNicola, 1200 Moonmist Ln, Bakersfield, CA 93311	141,950	7.18%	3.52%
Chad and Denni Baker, 13772 Weeping Willow Way, Jacksonville, FL 32224	140,000	7.08%	3.47%

LWH Revocable Trust, 416 Flint Ridge Ct, Norman, OK 79072	140,000	7.08%	3.47%
Randolph Lovegrove, 469 Dogwood Dr, Spring City, TN 37381	139,968	7.08%	3.47%
John & Judy Jehl, 12474 Piper Dr, Frisco, TX 75033	120,000	6.07%	2.98%
Michael Salmon, 7979 S.E. 5th St, Des Moines, IA 50315	120,000	6.07%	2.98%
Henry J. Wieniewitz III, 1060 Lovell Rd, Knoxville, TN 37932	119,668	6.06%	2.97%
Fei Havenor, 664 Coronado Hills Dr, San Marcos, CA 92078	109,676	5.55%	2.72%
David Street, 3770 Manzanita Heights Dr, Medford, OR 97504	100,850	5.10%	2.50%
Dr. Robert Wood, 6230 Government St, Baton Rouge, LA 70806	100,668	5.09%	2.50%
Buckeye North Coast Investment, LLC, 5156 Old Colony Dr, NW Warren, OH 44481	100,000	5.06%	2.48%
Kajun Management, LLC, 1322 Breezy Bend Dr, Katy, TX 77494	100,000	5.06%	2.48%
Romaine P. Broussard Jr., 1866 Longwood, Baton Rouge, LA 70808	100,000	5.06%	2.48%
Henri R Hornby, PO Box 1195, La Conner, WA 98257	98,803	5.00%	2.45%

(1)   Includes all shares owned by each shareholder and assumes the full conversion of preferred stock to common stock and full exercise of all outstanding warrants for common stock owned by that shareholder.

(2)   Reflects 1,000 shares of Series C Preferred Stock owned by Mr. Gray conferring upon him 51% of the votes as a shareholder on any matter submitted to a vote of the shareholders of the Company.

(3)   Beneficially owned by Mr. Gray by virtue of his ownership of 10,000,000 stock options to purchase up to 10,000,000 shares of CCI common stock, exercisable at any time until April 17, 2019 at $0.025 per share, granted to Mr. Gray in April 2014, which are fully vested and exercisable immediately, and his ownership of 1,740,000 shares of CCI common stock and 1,000 shares of Wytec Series C Preferred Stock. Mr. Gray does not currently own any shares of Wytec common stock or preferred stock, other than the Series C Preferred Stock, nor any other warrants or stock options to acquire any Wytec stock directly or indirectly.

(4)   Reflects 2,929,495 shares of CCI common stock owned by Mr. Davis. Mr. Davis does not currently own any shares of Wytec common or preferred stock nor any warrants or stock options to acquire any Wytec common stock directly or indirectly.

(5)   Shareholder has more than 5% of outstanding Series B Preferred Stock.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We believe that the transactions and agreements discussed below (including renewals of any existing agreements) between us and related third parties are at least as favorable to us as could have been obtained from unrelated parties at the time they were made. Presently, it is not expected that additional written service or other agreements will be made between Wytec and CCI before the Spin-Off. The separation is expected to be handled as described in this prospectus.

Separation Agreement

We intend to enter into a Separation Agreement with CCI before the Distribution. The Separation Agreement will set forth our agreements with CCI regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with CCI following the Spin-Off. We have not yet finalized all the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this prospectus.

Ongoing Commercial Relationships. The Separation Agreement will contain provisions governing ongoing commercial relationships between us and CCI, including without limitation the ownership of specified assets and lines of business, and the assumption of specified liabilities.

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and CCI, on the other hand, will terminate effective as of the Distribution, except specified agreements and arrangements that are intended to survive the Distribution.

The Distribution. The Separation Agreement will govern CCI's and our respective rights and obligations regarding the proposed Distribution. Prior to the Distribution, CCI will deliver all the issued and outstanding shares of our Common Stock and the Warrants to the distribution agent. Following the Distribution Date, the distribution agent will electronically deliver the shares of our Common Stock and Warrants to CCI stockholders based on the distribution ratio. CCI's board of directors will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the Distribution.

Conditions. The Separation Agreement will also provide that several conditions must be satisfied or waived by CCI in its sole and absolute discretion before the Distribution can occur. For further information about these conditions, see "The Spin-Off—Conditions to the Spin-Off." CCI's board of directors may, in its sole and absolute discretion, determine the Record Date, the Distribution Date and the terms of the Spin-Off and may at any time prior to the completion of the Spin-Off decide to abandon or modify the Spin-Off.

Exchange of Information. We and CCI will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and CCI will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation Agreement. Until the end of the first full fiscal year following the Distribution, each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations.

Intellectual Property. The Separation Agreement will contain provisions governing our use of our trademarks and CCI's trademarks and other related matters following the Spin-Off.

Termination. CCI's board of directors, in its sole and absolute discretion, may terminate the Separation Agreement at any time prior to the Distribution.

Release of Claims. We and CCI will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the Distribution have been the other's stockholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from certain claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution.

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Indemnification. We and CCI will each agree to indemnify the other and each of the other's current, former and future directors, officers and employees, and each of the heirs, administrators, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and CCI's respective businesses. The Separation Agreement will also specify procedures regarding claims subject to indemnification.

License Agreement with CCI

Upon the closing of the Spin-Off, Wytec and CCI will enter into a License Agreement pursuant to which Wytec will grant a nonexclusive, nontransferable, royalty-free, worldwide license to CCI to use WyQuote solely for commercial use for rural and other smaller markets having populations of 250,000 or less (the "Markets") in consideration for a license fee in the amount of one dollar and CCI's payment of all excise taxes levied or imposed as a direct result of the License Agreement, if any. CCI must obtain Wytec's prior written consent before entering a proposed Market.

Revolving Line of Credit

Upon the closing of the Spin-Off, Wytec and CCI will enter into a Revolving Line of Credit Note (the "LOC") pursuant to which Wytec may in its discretion advance up to $800,000 to CCI. The outstanding principal will bear simple interest at the rate of five percent (5%) per annum, computed on the basis of the actual number of days elapsed in a year of 365 days, with all principal and all accrued but unpaid interest due and payable in full on demand. Upon the occurrence of an Event of Default, as that term is defined in the LOC, all unpaid obligations under the LOC will bear interest at the default rate of twelve percent (12%) per annum.

DESCRIPTION OF OUR CAPITAL STOCK

General. Our authorized capital stock consists of 495,000,000 shares of common stock, par value $0.001 per share, of which approximately 1,976,187 shares are issued and outstanding as of April 20, 2017. Our authorized capital stock also includes 20,000,000 shares of Preferred Stock, par value $0.001, 4,100,000 of which have been designated as Series A Preferred Stock, 3,260,000 of which are issued and outstanding, and 6,650,000 of which have been designated as Series B Preferred Stock, 3,695,784of which are issued and outstanding as of April 20, 2017, and 1,000 of which have been designated as Series C Preferred Stock, all of which are issued and outstanding.

Common Stock. Holders of common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the board of directors on the common stock out of funds legally available therefore and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds.

Preferred Stock. We are authorized to issue 20,000,000 shares of Preferred Stock, par value $0.001 per share, having such rights, preferences and privileges, and issued in such series, as are determined by our Board of Directors. We currently have 3,260,000 shares of Series A Preferred Stock outstanding, 3,695,784 shares of Series B Preferred Stock outstanding, and 1,000 shares of Series C Preferred Stock outstanding, as of April 20, 2017.

Series A Preferred Stock

No Voting Rights. The Series A Preferred Stock is nonvoting capital stock, but may be converted into voting common stock of the Company.

Dividends. The holders of the Series A Preferred Stock are not entitled to any dividends unless and until the Series A Preferred Stock is converted into common stock.

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Conversion. Each share of Series A Preferred Stock is convertible at the option of the holder at any time after issuance into one share of common stock, subject to adjustment from time to time in the event (i) Wytec subdivides or combines its outstanding common stock into a greater or smaller number of shares, including stock splits and stock dividends; or (ii) of a reorganization or reclassification of our common stock, the consolidation or merger of Wytec with or into another company, the sale, conveyance or other transfer of substantially all of our assets to another corporation or other similar event, whereby securities or other assets are issuable or distributable to the holders of our outstanding common stock upon the occurrence of any such event; or (iii) of the issuance by us to the holders of our common stock of securities convertible into, or exchangeable for, such shares of common stock. Each outstanding share of Series A Preferred Stock will automatically convert into one share of common stock (a) if Wytec common stock commences public trading on the NASDAQ Capital Market or better, (b) if the Series A Preferred Stockholder receives distributions from the Net Profits Pool equal to the original purchase price paid for their Registered Links, or (c) five years after the date of issuance of the Series A Preferred Stock. We do not have any other right to require a conversion of the Series A Preferred Stock into common stock.

Redemption. We do not have the option to redeem outstanding shares of Series A Preferred Stock.

Preemptive Rights. A holder of the Series A Preferred Stock has no preemptive rights to subscribe for any additional shares of any class of stock of Wytec or for any issue of bonds, notes or other securities convertible into any class of stock of Wytec.

Liquidation Preference. In the event of a liquidation, dissolution or winding-up of Wytec, whether voluntary or otherwise, after payment of our debts and other liabilities, the holders of the Series A Preferred Stock will be entitled to receive from our remaining net assets, before any distribution to the holders of the common stock, the amount of $1.50 per share. After payment of the liquidation preference to the holders of the Series A Preferred Stock and payment of any other distributions that may be required with respect to any other series of Preferred Stock, our remaining assets, if any, will be distributed ratably to the holders of the common stock and the holders of the Series A Preferred Stock on an as-if converted basis.

Series B Preferred Stock

Voting Rights. On all matters submitted to a vote of the shareholders of Wytec, the holders of the Series B Preferred Stock will vote on an as-converted basis with the common stock. See "DESCRIPTION OF SECURITIES – Series B Preferred Stock - Conversion."

Dividends. The holders of the Series B Preferred Stock are not entitled to any dividends. unless and until the Series B Preferred Stock is converted into common stock.

Conversion. Each share of Series B Preferred Stock is convertible at the option of the holder at any time after issuance into one share of common stock, subject to adjustment from time to time in the event (i) Wytec subdivides or combines its outstanding common stock into a greater or smaller number of shares, including stock splits and stock dividends; or (ii) of a reorganization or reclassification of our common stock, the consolidation or merger of Wytec with or into another company, the sale, conveyance or other transfer of substantially all of our assets to another corporation or other similar event, whereby securities or other assets are issuable or distributable to the holders of our outstanding common stock upon the occurrence of any such event; or (iii) of the issuance by us to the holders of our common stock of securities convertible into, or exchangeable for, such shares of common stock. Each outstanding share of Series B Preferred Stock will automatically convert into one share of common stock at a conversion rate equal to the lesser of $3.00 per share or 75% of the average closing price of our common stock as quoted on the public securities trading market on which our common stock is then traded with the highest volume, for ten (10) consecutive trading days immediately after the first day of public trading of Wytec common stock if Wytec's common stock commences public trading on the NASDAQ Capital Market or better, but in any event no less than $2.50 per share or at $3.00 per share five years after the date of issuance of the Series B Preferred Stock. We do not have any other right to require a conversion of the Series B Preferred Stock into common stock.

Redemption. We do not have the option to redeem outstanding shares of Series B Preferred Stock.

Preemptive Rights. A holder of the Series B Preferred Stock has no preemptive rights to subscribe for any additional shares of any class of stock of Wytec or for any issue of bonds, notes or other securities convertible into any class of stock of Wytec.

Liquidation Preference. In the event of a liquidation, dissolution or winding-up of Wytec, whether voluntary or otherwise, after payment of our debts and other liabilities, the holders of the Series B Preferred Stock will be entitled to receive from our remaining net assets, before any distribution to the holders of the common stock, and *pari pasu* with the payment of a liquidation preference of $1.50 per share to the holders of the Series A Preferred Stock, the amount of $3.00 per share. After payment of the liquidation preference to the holders of the Series A Preferred Stock and the Series B Preferred Stock, and payment of any other distributions that may be required with respect to any other series of Preferred Stock, our remaining assets, if any, will be distributed ratably to the holders of the common stock, the holders of the Series A Preferred Stock, and the holders of the Series B Preferred Stock on an as-if converted basis.

Deleted: ¶

Series C Preferred Stock

Voting Rights. For so long as any shares of the Series C Preferred Stock remain issued and outstanding, the holders thereof, voting separately as a class, shall have the right, on or after July 20, 2016, to vote in an amount equal to 51% of the total vote (representing a super majority voting power) with respect to all matters submitted to a vote of the shareholders of Wytec. Such vote shall be determined by the holder(s) of a majority of the then issued and outstanding shares of Series C Preferred Stock. For example, if there are 10,000 shares of our common stock issued and outstanding at the time of such shareholder vote, the holders of the Series C Preferred Stock, voting separately as a class, will have the right to vote an aggregate of 10,408 shares, out of a total number of 20,408 shares voting.

Additionally, the Company is prohibited from adopting any amendments to the Company's Bylaws or Articles of Incorporation, as amended, making any changes to the Certificate of Designation establishing the Series C Preferred Stock, or effecting any reclassification of the Series C Preferred Stock, without the affirmative vote of at least 66-2/3% of the outstanding shares of Series C Preferred Stock. The Company may, however, by any means authorized by law and without any vote of the holders of shares of Series C Preferred Stock, make technical, corrective, administrative or similar changes to such Certificate of Designation that do not, individually or in the aggregate, adversely affect the rights or preferences of the holders of shares of Series C Preferred Stock.

Dividends. The holders of the Series C Preferred Stock are not entitled to any dividends.

Deleted: unless and until the Series B Preferred Stock is converted into common stock.¶

Conversion. Holders of the Series C Preferred Stock have no conversion rights.

Redemption. The shares of the Series C Preferred Stock shall be automatically redeemed by us at their par value on the first to occur of the following: (i) on the date that Mr. Gray ceases, for any reason, to serve as officer, director or consultant of Wytec, or (ii) on the date that our shares of common stock first trade on any national securities exchange provided that the listing rules of any such exchange prohibit preferential voting rights of a class of securities of Wytec, or listing on any such national securities exchange is conditioned upon the elimination of the preferential voting rights of the Series C Preferred Stock set forth in this Certificate of Designation.

Preemptive Rights. A holder of the Series C Preferred Stock has no preemptive rights to subscribe for any additional shares of any class of stock of Wytec or for any issue of bonds, notes or other securities convertible into any class of stock of Wytec.

Liquidation Preference. The holders of the Series C Preferred Stock are not entitled to any liquidation preference.

Warrants

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Each Warrant distributable pursuant to the Spin-Off is exercisable at any time until December 31, 2017 into one share of our common stock at an exercise price of $5.00 per share, subject to a possible one-time upward adjustment of the exercise price on July 30, 2017 (the "Measure Date") to be equal to the greater of (i) $5.00 per share, or (ii) 85% of the average closing price of the Wytec common stock on the public securities trading market where it

then trades with the highest trading volume for the five (5) consecutive trading days immediately preceding the Measure Date.

As of April 20, 2017, we also have a total of 4,622,874 additional common stock purchase warrants outstanding to purchase up to 4,622,874 shares of our common stock, exercisable until December 31, 2017, (except for 224,265 exercisable until June 30, 2017), 3,113,994 of which are exercisable at an exercise price of $1.50 per share, 378,500 of which are exercisable at an exercise price of $1.25 per share, 75,000 of which are exercisable at an exercise price of $1.45 per share, 750,000 of which are exercisable on a cashless basis at an exercise price of $1.00 per share, and 305,380 of which are exercisable on a cashless basis at an exercise price of $1.50 per share.

Summary of Outstanding Warrants
April 17, 2017

	Warrants for Services (1)	Cashless Exercise Warrants (2)	Warrants for Note Settlements(3)	Series B Warrants (4)	CCI-Wytec Spin-Off Warrants (5)
Strike Price:	$1.25 to $1.45 per share	$1.00 to $1.50 per share	$1.50 per share	$1.50 per share	$5.00 per share
Expiration Date:	December 31, 2017	December 31, 2017	June 30, 2017/December 31, 2017	December 31, 2017	December 31, 2017
Total Issued:	453,500	1,055,380	291,067	2,822,927	1,731,104

(1) Exercisable at a price equal to the greater of (a) $1.25 per share, or (b) 85% of the average closing price of the Company's common stock on the public securities trading market on which the Company's stock trades with the highest volume during the first 20 consecutive trading days that occur after the Company's Registration Statement on Form S-1 for the Spin-Off is declared effective by the SEC, with respect to 378,500 of these warrants. The other 75,000 warrants are exercisable at a price of $1.45 per share.

(2) Exercisable on a cash or cashless basis at a price equal to the greater of (a) $1.50 (or $1.00 on 750,000 of these warrants) per share, or (b) 85% of the average closing price of the Company's common stock on the public securities trading market on which the Company's stock trades with the highest volume during the first 20 consecutive trading days that occur after the Company's Registration Statement on Form S-1 for the Spin-Off is declared effective by the SEC ((b) above applies only to the $1.50 warrants).

(3) Exercisable at a price equal to the greater of (a) $1.50 per share or (b) 85% of the average closing price of the Company's common stock on the public securities trading market on which the Company's stock trades with the highest volume during the first 20 consecutive trading days that occur after the Company's Registration Statement on Form S-1 for the Spin-Off is declared effective by the SEC. A total of 224,265 of these warrants expire on June 30, 2017.

(4) Exercisable at a price equal to $1.50 per share. These warrants were sold to outside investors in units, each unit having one warrant and one share of our Series B Preferred Stock.

(5) Exercisable at a price equal to the greater of (a) $5.00 per share, or (b) 85% of the average closing price of the Wytec common stock during the five (5) consecutive trading days immediately preceding July 30, 2017, or if it is not yet trading by July 30, 2017, then $5.00 per share.

Deleted: 3,866,296

Deleted: 0

Deleted: Each Warrant is exercisable at any time until December 31, 2017 into one share of our common stock at an exercise price of $5.00 per share, subject to a possible one-time upward adjustment of the exercise price on a date 100 days after the Distribution Date (the "Measure Date") to be equal to the greater of (i) $5.00 per share, or (ii) 85% of the average closing price of the Wytec common stock on the public securities trading market where it then trades with the highest trading volume for the ten calendar day period immediately preceding the Measure Date. As of the date of this prospectus, we have a total of 5,365,342 common stock purchase warrants outstanding to purchase up to 5,365,342 shares of our common stock, exercisable until December 31, 2017, 4,094,342 of which are exercisable at an exercise price of $1.50 per share, 75,000 of which are exercisable at an exercise price of $1.45 per share, 446,000 of which are exercisable at an exercise price of $1.25 per share, and 750,000 of which are exercisable on a cashless basis at an exercise price of $1.00 per share.

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Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock and the Warrants is Island Stock Transfer, Inc.

Listing

We intend to list our Common Stock on the OTC-QB Market or better under the symbol "WYTC."

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of outstanding options or warrants, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon completion of the Distribution, we estimate that we will have 1,976,187 outstanding shares of our Common Stock, calculated as of April 20, 2017, assuming no further exercise of outstanding Wytec warrants or conversion of outstanding Series A or Series B Preferred Stock after that date.

Sale of Restricted Securities

The shares of our Common Stock distributed to CCI stockholders and the shares of Wytec common stock underlying the Warrants distributed to CCI stockholders will be registered under the Securities Act or 1933, as amended, and therefore freely transferable, including for our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our Common Stock only pursuant to our effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act of 1933, as amended, such as those afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns "restricted securities" (i.e. securities that are not registered by an effective registration statement) of a "reporting company" may not sell these securities until the person has beneficially owned them for at least six months. Thereafter, affiliates may not sell within any three-month period a number of shares in excess of the greater of: (i) 1% of the then outstanding shares of Common Stock as shown by the most recent report or statement published by the issuer; and (ii) the average weekly reported trading volume in such securities during the four preceding calendar weeks.

Sales under Rule 144 by our affiliates will also be subject to restrictions relating to manner of sale, notice and the availability of current public information about us and may be affected only through unsolicited brokers' transactions.

Persons not deemed to be affiliates who have beneficially owned "restricted securities" for at least six months but for less than one year may sell these securities, provided that current public information about the Company is "available," which means that, on the date of sale, we have been subject to the reporting requirements of the Exchange Act for at least 90 days and are current in our Exchange Act filings. After beneficially owning "restricted securities" for one year, our non-affiliates may engage in unlimited re-sales of such securities.

Shares received by our affiliates in the Distribution or upon exercise of stock options or upon vesting of other equity-linked awards may be "controlled securities" rather than "restricted securities." "Controlled securities" are subject to the same volume limitations as "restricted securities" but are not subject to holding period requirements.

LEGAL MATTERS

The validity of the issuance of the shares of common stock covered by this prospectus will be passed upon for us by Richardson & Associates, special counsel to Wytec.

EXPERTS

Our financial statements for our fiscal years ending December 31, 2016 and December 31, 2015 included in this prospectus and elsewhere in the registration statement have been audited by Akin, Doherty, Klein & Feuge, P.C., an independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said reports.

Deleted: 5

Deleted: 4

INTERESTS OF NAMED EXPERTS AND COUNSEL

No named expert or counsel was hired on a contingent basis, will receive a direct or indirect interest in the issuer, or was a promoter, underwriter, voting trustee, director, officer, or employee of Wytec.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Wytec's board of directors has selected Akin, Doherty, Klein & Feuge, P.C. as our independent registered public accounting firm for the year ended December 31, 2016.

ADDITIONAL INFORMATION

Before the date of this prospectus, we were not required to file reports with the SEC. This prospectus and all future materials we file with the SEC may be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and registration statements, and other information regarding issuers that file electronically with the SEC. We maintain a website at www.wytec.com. **The information contained on or accessible through our website or the SEC's website shall not be deemed to be a part of this prospectus or the Registration Statement on Form S-1, of which this Prospectus is a part.**

We have filed a Registration Statement on Form S-1 to register with the SEC the shares of our Common Stock, Warrants and shares of our Common Stock underlying the Warrants to be distributed in the Spin-Off. This document constitutes a part of that Registration Statement, together with all amendments, supplements, schedules and exhibits to the Registration Statement.

This prospectus does not contain all of the information in the Registration Statement. Each statement contained in this prospectus as to the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to that exhibit for a more complete description of the matter involved.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

Wytec International, Inc.
19206 Huebner Road, Suite 202
San Antonio, Texas 78258
Attention: William H. Gray, Chief Executive Officer

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on by an independent registered public accounting firm.

WYTEC INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2016

WYTEC INTERNATIONAL, INC. AND SUBSIDIARIES
Table of Contents
December 31, 2016



AKIN DOHERTY KLEIN & FEUGE, P.C.

Thomas A. Akin
David J. Doherty
Howard H. Klein, Jr.
Scott C. Kopecky
Joseph A. Hernandez
Susan M. Valdez
Rene M. Garcia
Tyson F. Gaenzel

Member of AICPA and TSCPA

Registered with Public Company
Accounting Oversight Board

www.adkf.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Wytec International, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Wytec International Inc. and subsidiaries (collectively, the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders' (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wytec International, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has insufficient working capital and a stockholders' deficit, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Akin, Doherty, Klein & Feuge

Akin, Doherty, Klein & Feuge, P.C.
San Antonio, Texas
May 4, 2017

- 1 -

MAIN OFFICE

616 East Blanco, Suite 300e
Boerne, Texas 78006
Phone: 830 815-1100
Fax: 830 249-3714

8610 North New Braunfels, Suite 101
San Antonio, Texas 78217
Phone: 210 829-1300
Fax: 210 829-4080

672 Ridge Drive, Suite A
New Braunfels, Texas 78130
Phone: 830 387-4441
Fax: 830 625-3456

WYTEC INTERNATIONAL, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2016 and 2015

	Consolidated 2016	Combined 2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,766,775	$ 1,046,774
Accounts receivable, net	1,434	217
Prepaid expenses and other current assets	14,318	1,465
Total current assets	2,782,527	1,048,456
Property and Equipment:		
Telecommunication equipment and computers	1,062,677	1,027,677
Construction in process	363,779	359,900
Total property and equipment	1,426,456	1,387,577
Less accumulated depreciation	(482,889)	(279,374)
Property and equipment, net	943,567	1,108,203
Total Assets	$ 3,726,094	$ 2,156,659

See notes to audited consolidated financial statements.

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WYTEC INTERNATIONAL, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2016 and 2015

	Consolidated 2016		Combined 2015	
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities:				
Accounts payable and accrued expenses	$	172,558	$	161,014
Related party payable, CCI		-		86,361
Deferred revenue		1,930,000		6,242,500
Total current liabilities		2,102,558		6,489,875
Stockholders' Equity (Deficit):				
Preferred stock 20,000,000 shares authorized:				
Series A convertible preferred stock, par $.001, 4,100,000 shares				
designated, 3,360,000 and 3,360,000 issued and outstanding		3,360		3,360
Series B convertible preferred stock, par $.001, 6,650,000 shares				
designated, 3,655,784 and 831,161 issued and outstanding		3,655		831
Series C convertible preferred stock, par $.001, 1,000 shares				
designated, 1,000 and -0- issued and outstanding		1		-
Common stock, $0.001 par value, 495,000,000 authorized, 25,195,333				
and 25,005,000 issued, 1,060,885 and 475,611 outstanding		25,195		25,005
Additional paid-in capital		17,160,543		7,976,628
Treasury stock, 24,134,448 and 24,529,389 shares, at cost		(5,100,218)		(4,972,146)
Accumulated (deficit)		(10,469,000)		(7,366,894)
Total stockholders' equity (deficit)		1,623,536		(4,333,216)
Total Liabilities and Stockholders' Equity (Deficit)	$	3,726,094	$	2,156,659

See notes to audited consolidated financial statements.

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WYTEC INTERNATIONAL, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31, 2016 and 2015

	Consolidated 2016	Combined 2015
Net sales	$ 69,860	$ 44,344
Cost of goods sold	24,642	39,398
Gross profit (loss)	45,218	4,946
Operating expenses:		
Selling, general and administrative	2,926,628	1,670,007
Research and development	6,097	22,357
Depreciation and amortization	203,515	201,181
Total operating expenses	3,136,240	1,893,545
Operating (loss)	(3,091,022)	(1,888,599)
Other income (expense):		
Interest expense	(11,541)	(129,503)
Gain (Loss) on sale of assets	(120)	-
Interest income	577	40
Other income (expense), net	(11,084)	(129,463)
(Loss) before taxes	(3,102,106)	(2,018,062)
Income tax expense	-	-
Net (Loss)	$ (3,102,106)	$ (2,018,062)
Weighted average number of common shares outstanding - basic and fully diluted	476,136	1,467,739
Net loss per share - basic and fully diluted	$ (6.52)	$ (1.37)

See notes to audited consolidated financial statements.

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WYTEC INTERNATIONAL, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
December 31, 2016 and 2015

	Preferred Stock Series A		Preferred Stock Series B		Preferred Stock Series C	
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2015	3,360,000	$ 3,360	-	$ -	-	$ -
Issuance of preferred stock to satisfy subscription payable	-	-	20,000	20	-	-
Issuance of series B preferred stock	-	-	621,010	621	-	-
Issuance of series B preferred stock to satisfy notes payable	-	-	190,151	190	-	-
Issuance of common stock	-	-	-	-	-	-
Issuance of detachable warrants	-	-	-	-	-	-
Exchange of related party receivable for 997,340 shares of common stock	-	-	-	-	-	-
Net (loss)		-		-		-
Balance at December 31, 2015	3,360,000	3,360	831,161	831	-	-
Purchase of Capaciti Networks, Inc.	-	-	-	-	-	-
Issuance of series B preferred stock	-	-	1,609,623	1,609	-	-
Issuance of series B preferred stock for link exchange	-	-	1,215,000	1,215	-	-
Issuance of series C preferred stock	-	-	-	-	1,000	1
Issuance of common stock	-	-	-	-	-	-
Issuance of detachable warrants	-	-	-	-	-	-
Exchange of related party receivable for 214,662 shares of common stock	-	-	-	-	-	-
Net (loss)	-	-	-	-	-	-
Balance at December 31, 2016	3,360,000	$ 3,360	3,655,784	$ 3,655	1,000	$ 1

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WYTEC INTERNATIONAL, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
December 31, 2016 and 2015

Common Stock		Additional Paid-In Capital	Treasury Stock	Accumulated (Deficit)	Total Stockholders' (Deficit)
Shares	Amount				
25,000,000	$ 25,000	$ 5,478,378	$ (4,085,926)	$ (5,348,832)	$ (3,928,020)
-	-	59,980	-	-	60,000
-	-	1,862,419	-	-	1,863,040
-	-	570,267	-	-	570,457
5,000	5	4,995	-	-	5,000
-	-	589	-	-	589
-	-	-	(886,220)	-	(886,220)
-	-	-	-	(2,018,062)	(2,018,062)
25,005,000	25,005	7,976,628	(4,972,146)	(7,366,894)	(4,333,216)
-	-	(128,824)	128,824	-	-
-	-	4,827,233	-	-	4,828,842
-	-	4,228,785	-	-	4,230,000
-	-	544	-	-	545
190,333	190	253,452	-	-	253,642
-	-	2,725	-	-	2,725
-	-	-	(256,896)	-	(256,896)
-	-	-	-	(3,102,106)	(3,102,106)
25,195,333	$ 25,195	$ 17,160,543	$ (5,100,218)	$ (10,469,000)	$ 1,623,536

See notes to audited consolidated financial statements.

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-II-8-

WYTEC INTERNATIONAL, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
December 31, 2016 and 2015

	Consolidated 2016	Combined 2015
Operating Activities		
Net (loss)	$ (3,102,106)	$ (2,018,062)
Adjustments to reconcile (loss) to net cash (used) by operating activities:		
Warrants issued for services	2,725	-
Depreciation and amortization	203,515	201,181
Loss on sale of assets	120	-
Changes in operating assets and liabilities:		
Account receivables	(1,217)	1,234
Related party receivables	(343,257)	(790,932)
Prepaid expenses and other assets	(12,854)	(365)
Accounts payable	11,545	(17,750)
Deferred revenue	263,501	1,557,500
Net cash (used) by operating activities	(2,978,028)	(1,067,194)
Investing Activities		
Exchange of equipment	-	117,324
Refund of link	(385,000)	-
Net cash provided (used) by investing activities	(385,000)	117,324
Financing Activities		
Payments on other term debt	-	(94,727)
Proceeds from issuance of common stock	253,642	5,000
Proceeds from issuance of preferred stock	4,829,387	1,923,040
Net cash provided by financing activities	5,083,029	1,833,313
Change in cash and cash equivalents	1,720,001	883,443
Cash and cash equivalents at beginning of period	1,046,774	163,331
Cash and Cash Equivalents at End of Period	$ 2,766,775	$ 1,046,774
Supplemental Disclosures		
Interest paid in cash	$ 11,541	$ 129,503
Non-Cash Investing and Financing Activities		
Issuance of preferred stock in exchange for deferred revenue obligations	$ 4,160,000	$ -
Issuance of preferred stock in exchange for registered links and equipment	70,000	-
Sale of property and equipment in exchange for deferred revenue obligations	35,000	-
Exchange of related party receivable for treasury stock	-	886,220
Issuance of preferred stock series B in exchange for CCI notes	-	68,825
Issuance of preferred stock series B in exchange for convertible debentures	-	271,252
Issuance of preferred stock series B in exchange for non-convertible debentures	-	230,380
Issuance of common stock with detachable warrants	-	589

See notes to audited consolidated financial statements.

- 7 -

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Description of Business and principles of consolidation: Wytec International, Inc. (Wytec), a Nevada corporation, designs, manufactures, and installs carrier-class Wi-Fi Solutions in the 70 and 80 gigahertz licensed frequency program to local government, Mobile Service Operations ("MSOs"), National Telecommunications Operators ("NTOs"), and corporate enterprises. The accompanying Consolidated Financial Statements include the accounts of Wytec and its subsidiaries, after elimination of all material intercompany accounts, transactions, and profits. Consolidated subsidiaries of Wytec include:

Wylink, Inc. (Wylink), a Texas corporation and wholly owned subsidiary, has been engaged in the sale of Federal Communications Commission ("FCC") registered links participating in the 70 and 80 gigahertz licensed frequency program (the "Program"). The Program allows qualified individuals to own a segment of the "backhaul" infrastructure of Wytec's city-wide business deployment.

Wytec, LLC, a Delaware limited liability company, formed September 7, 2012 and managed by General Patent Corporation (GPC), holds a partial ownership in patents focused on high capacity millimeter wave technology. On September 20, 2016, General Patent Corporation, the then Managing Partner of Wytec, LLC, assigned its partial ownership in the patents to Wytec, thereby terminating its role as Managing Partner.

Capaciti Networks, Inc. (Capaciti), a Texas corporation, has been engaged in the sale of wired and wireless services, including products, wireless data cards, back office platform and rate plans to their commercial and enterprise clients. In November 2016, Capaciti was purchased by Wytec from Competitive Companies, Inc., a related party entity through common control. Wytec accounted for the acquisition as a common control transaction and change in reporting entity. The financial results for Wytec International, Inc. have been retrospectively adjusted to include the financial results of Capaciti in the current and prior periods as though the transaction occurred at the beginning of each period presented. The Capaciti transaction proceeds are reflected as an equity transaction during the period the transaction occurred, which was in the year ended December 31, 2016. Refer to Note F for additional detail of this transaction.

Collectively, Wytec, Wylink, and Capaciti Networks, are referred to as "Company".

Basis of Accounting: The accompanying financial statements have been prepared by the Company's management in accordance with U. S. generally accepted accounting principles ("GAAP") and applied on a consistent basis.

Revenue Recognition: Revenue on sales of FCC register links is recognized once the link has been registered on behalf of the customer and the necessary equipment has been installed and is ready for use. Revenue is not recognized on the link sales until the link construction is completed and the link has been placed in service. Amounts collected prior to completion of all obligations to the customer are recorded as deferred revenue. Commission expense is a period cost and is recorded in the period in which the commission from the sale has been earned and paid, even though the revenue from the sale may not be recognized until a future period. Commissions are payable at collection of funds from link sale and are not dependent upon successful installation and operation of the link. Revenues from the sale of wired and wireless internet services is recognized in the month in which services are provided.

Cash and Cash Equivalents: The Company considers all bank deposits and short-term securities with a maturity of three months or less to be cash equivalents.

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NOTE A – SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for doubtful accounts: The allowance for doubtful accounts is evaluated on a regular basis through periodic reviews of the collectability of the receivables in light of historical experience, adverse situations that may affect our customers' ability to repay, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts receivable are determined to be past due based on how recently payments have been received and those considered uncollectible are charged against the allowance account in the period they are deemed uncollectible. No allowance was determined to be necessary at December 31, 2016 or 2015.

Construction in process: The cost of equipment and materials purchased, and contract labor incurred, for the construction of network, plant property and equipment, and the installation of registered links on behalf of customers are held in construction in process until construction is completed. No depreciation or amortization is applied to construction in process. Once construction is complete and network element is placed in service, the costs are either capitalized or expensed as cost of goods sold as appropriate.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the estimated useful lives of the related assets, generally ranging from five to ten years. Expenditures for repairs and maintenance are charged to costs and expensed as incurred, while expenditures for renewal and betterments are capitalized. Leasehold improvements are amortized over the remaining term of the lease. Upon retirement or replacement, the cost of capitalized assets and the related accumulated depreciation and amortization is eliminated with the resulting gain or loss recognized.

Depreciable assets are evaluated for impairment on at least an annual basis or upon significant change in the operating or macro-economic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicate impairment, the asset is written down to its estimated fair value, which is generally based on discounted future cash flows. Useful lives are periodically evaluated to determine whether events or circumstances have occurred which indicate the need to revise the useful lives. No impairment charges were incurred for the years ended December 31, 2016 and 2015.

Deferred Revenue: Deferred revenue consists of amounts billed and collected before services have been completed.

Income Taxes: The Company files an income tax return in the U.S. federal jurisdiction as part of a consolidated group with Competitive Companies, Inc., a related party under common control. The Company is also subject to state income taxes (including franchise, margin and business entity taxes) in several states and such taxes are reflected in income taxes on the Consolidated Statements of Operations. Management is not aware of any uncertain tax positions the Company has taken. The Company is subject to routine examinations by taxing authorities; however, there are currently no examinations for any tax periods in progress and its tax returns for the last four years remain open to examination by its significant taxing jurisdictions.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES - continued

Fair Value of Financial Instruments: The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The recorded values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values based on their short-term nature.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company maintains cash deposits with financial institutions and limits the amount of credit exposure to any one financial institution. Deposits with financial institutions may on occasion exceed the federally insured limits. The Company periodically assesses the financial institutions and believes the risk of any loss is minimal.

Government Regulations: The Company is subject to federal, state and local provisions regulating the discharge of materials into the environment. Management believes that its current practices and procedures for the control and disposition of such wastes comply with applicable federal, state and local requirements.

Allocations among the Company and Competitive Companies, Inc.: Financial accounting records have been maintained for Wytec and its subsidiaries, Wylink and Capaciti, since the date these entities were incorporated. All capital expenditures were recorded in the respective period by Wytec. During 2015 and prior years, certain salaries and other expenses were initially incurred by Competitive Companies, Inc. (CCI), a related party through common control. Accordingly, management fees were assessed by CCI annually to appropriately allocate the costs to Wytec. During fiscal year 2016, these costs became increasingly borne by Wytec and management fees have been assessed to appropriately allocate costs. See Note F for additional detail.

Subsequent Events: Subsequent events have been evaluated by management through the date of the independent auditor's review report. Material subsequent events, if any, are disclosed in a separate footnote to these financial statements.

New Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09 entitled Revenue from Contracts with Customers (Topic 606). The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods or services. We are subject to this guidance effective with financial statements we issue for the year ending December 31, 2018, and the quarterly periods during that year. The effect of the new standard is not expected to materially influence the company's financial statements.

In February 2016, FASB issued ASU No. 2016-02, Leases, requiring entities that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. For leases which meet the criteria of short-term, lessees may elect an accounting policy to not recognize lease assets and liabilities and expense lease payments on a straight-line basis. A short-term lease is one in which the lease term is 12 months or less and there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Under current GAAP, lessees apply a classification test to determine the accounting for the lease arrangements as either capital leases, whereby the lease assets and liabilities would be recognized on the balance sheet, or operating leases, whereby the lessees would not recognize lease assets and liabilities. This ASU will be effective for the Company for its fiscal years beginning after December 15, 2018, and for interim periods therein. The Company is currently evaluating the effects the adoption of this guidance will have on its consolidated financial statements.

WYTEC INTERNATIONAL, INC. AND SUBSIDIARIES
Notes to Financial Statements
December 31, 2016 and 2015

NOTE A – SIGNIFICANT ACCOUNTING POLICIES – continued

Use of Estimates: The preparation of the consolidated financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – GOING CONCERN

The consolidated financial statements are prepared using U.S. generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred continuous losses from operations, has an accumulated deficit of $10,469,000 at December 31, 2016, and reported cash used for operations of $2,978,028 in 2016. In addition, the Company expects to have ongoing requirements for capital investment to implement its business plan. Finally, the Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which it operates.

Since inception, operations have primarily been funded through private equity financing. Management expects to continue to seek additional funding through private or public equity sources and will seek debt financing. The Company's ability to continue as a going concern is ultimately dependent on its ability to generate sufficient cash from operations to meet cash needs and/or to raise funds to finance ongoing operations and repay debt. There can be no assurance that the Company will be successful in these efforts. These factors, among others, indicate that the Company may be unable to continue as a going concern for a reasonable period of time.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should it be unable to continue as a going concern.

NOTE C – WARRANTS

The Company has common stock purchase warrants outstanding at December 31, 2016 to purchase 7,109,280 and shares of common stock exercisable through various dates through December 31, 2017. The warrants are exercisable at the following amounts and rates: 1,731,104 at $5.00/share; 4,146,676 at $1.50/share; and 75,000 at $1.45/share; 406,500 at $1.25/share and 750,000 at $1.00/share.

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-II-13-

NOTE C – WARRANTS - continued

The following is a summary of activity and outstanding common stock warrants:

	# of Warrants
Balance, January 1, 2015	3,261,525
Warrants granted	1,055,292
Warrants exercised	(5,000)
Warrants expired	(1,506,145)
Balance, December 31, 2015	2,805,672
Warrants granted	4,680,608
Warrants exercised	(207,000)
Warrants expired	(170,000)
Balance, December 31, 2016	7,109,280
Exercisable, December 31, 2016	7,109,280

NOTE D – STOCKHOLDERS' EQUITY (DEFICIT)

Holders of common stock are entitled to one vote per share. The common stock does not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the board of directors on the common stock out of funds legally available therefore and, in the event of liquidation, dissolution or winding-up of affairs, are entitled to share equally and ratably in all the remaining assets and funds.

Series A Preferred Stock is nonvoting capital stock but may be converted into voting common stock. Each share of Series A Preferred Stock is convertible at the option of the holder at any time after the issuance into one share of common stock, subject to adjustment from time to time in the event (i) the Company subdivides or combines its outstanding common stock into a greater or smaller number of shares, including stock splits and stock dividends; or (ii) of a reorganization or reclassification of common stock, the consolidation or merger with or into another company, the sale, conveyance or other transfer of substantially all of the Company assets to another corporation or other similar event, whereby securities or other assets are issuable or distributable to the holders of the outstanding common stock upon the occurrence of any such event; or (iii) of the issuance to the holders of Company common stock of securities convertible into, or exchangeable for, such shares of common stock.

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NOTE D – STOCKHOLDERS' EQUITY (DEFICIT) - continued

Each outstanding share of Series A Preferred Stock will automatically convert into one share of common stock (a) if the common stock commences public trading on the NASDAQ Capital Market or better, (b) if the Series A Preferred Stockholder receives distributions from the Net Profits Pool equal to the original purchase price paid for their Registered Links, or (c) five years after the date of issuance of the Series A Preferred Stock. The Company does not have any other right to require a conversion of the Series A Preferred Stock into common stock. The Company does not have the option to redeem outstanding shares of Series A Preferred Stock. A holder of the Series A Preferred Stock has no preemptive rights to subscribe for any additional shares of any class of stock or for any issue of bonds, notes or other securities convertible into any class of stock. In the event of a liquidation, dissolution or winding-up whether voluntary or otherwise, after payment of debts and other liabilities, the holders of the Series A Preferred Stock will be entitled to receive from the remaining net assets, before any distribution to the holders of the common stock, the amount of $1.50 per share. After payment of the liquidation preference to the holders of Series A Preferred Stock and payment of any other distributions that may be required with respect to any other series of Preferred Stock, the remaining assets, if any, will be distributed ratably to the holders of the common stock and the holders of the Series A Preferred Stock on an as-if converted basis.

The Series B Preferred Stock is voting capital stock. The holders of the Series B Preferred Stock will vote on an as-converted basis with the common stock on all matters submitted to a vote of the shareholders. The holders of the Series B Preferred Stock are not entitled to any dividends unless and until the Series B Preferred Stock is converted into common stock. Each share of Series B Preferred Stock is convertible at the option of the holder at any time after issuance into one share of common stock, subject to adjustment from time to time in the event (i) the Company subdivides or combines into outstanding common stock into a greater or smaller number of shares, including stock splits and stock dividends; or (ii) of a reorganization or reclassification of common stock, the consolidation or merger with or into another company, the sale, conveyance or other transfer of substantially all of the Company assets to another corporation or other similar event, whereby securities or other assets are issuable or distributable to the holders of the outstanding common stock upon the occurrence of any such event; or (iii) of the issuance by us to the holders of common stock of securities convertible into, or exchangeable for, such shares of common stock.

Each outstanding share of Series B Preferred Stock will automatically convert into one share of common stock at a conversion rate equal to the lesser of $3.00 per share or 75% of the average closing price of the Company's common stock as quoted on the public securities trading market on which our common stock is then traded with the highest volume, for ten (10) consecutive trading days immediately after the first day of public trading of common stock if common stock commences public trading on the NASDAQ Capital Market or better, but in any event no less than $2.50 per share or at $3.00 per share five years after the date of issuance of the Series B Preferred Stock. In the event of a liquidation, dissolution or winding-up whether voluntary or otherwise, after payment of debts and other liabilities, the holders of the Series B Preferred Stock will be entitled to receive from the remaining net assets, before any distribution to the holders of the common stock, and pari pasu with the payment of a liquidation preference of $1.50 per share to the holders of the Series A Preferred Stock, the amount of $3.00 per share. After payment of the liquidation preference to the holders of the Series A Preferred Stock and the Series B Preferred Stock, and payment of any other distribution that may be required with respect to any other series of Preferred Stock, the remaining assets, if any, will be distributed ratably to the holders of the common stock, the holders of the Series A Preferred Stock, and the holders of the Series B Preferred Stock on an as-if converted basis.

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WYTEC INTERNATIONAL, INC. AND SUBSIDIARIES
Notes to Financial Statements
December 31, 2016 and 2015

NOTE D – STOCKHOLDERS' EQUITY (DEFICIT) - continued

The Series C Preferred Stock is voting capital stock. For so long as any shares of the Series C Preferred Stock remain issued and outstanding, the holders thereof, voting separately as a class, shall have the right, on or after July 20, 2016, to vote in an amount equal to 51% of the total vote (representing a super majority voting power) with respect to all matters submitted to a vote of the shareholders of Wytec. Such vote shall be determined by the holder(s) of a majority of the then issued and outstanding shares of Series C Preferred Stock. For example, if there are 10,000 shares of our common stock issued and outstanding at the time of such shareholder vote, the holders of the Series C Preferred Stock, voting separately as a class, will have the right to vote an aggregate of 10,408 shares, out of a total number of 20,408 shares voting.

Additionally, the Company is prohibited from adopting any amendments to the Company's Bylaws or Articles of Incorporation, as amended, making any changes to the Certificate of Designation establishing the Series C Preferred Stock, or effecting any reclassification of the Series C Preferred Stock, without the affirmative vote of at least 66-2/3% of the outstanding shares of Series C Preferred Stock. The Company may, however, by any means authorized by law and without any vote of the holders of shares of Series C Preferred Stock, make technical, corrective, administrative or similar changes to such Certificate of Designation that do not, individually or in the aggregate, adversely affect the rights or preferences of the holders of shares of Series C Preferred Stock.

The holders of the Series C Preferred Stock are not entitled to any dividends. Holders of the Series C Preferred Stock have no conversion rights. The shares of the Series C Preferred Stock shall be automatically redeemed by us at their par value on the first to occur of the following: (i) on the date that Mr. Gray ceases, for any reason, to serve as officer, director or consultant of Wytec, or (ii) on the date that our shares of common stock first trade on any national securities exchange provided that the listing rules of any such exchange prohibit preferential voting rights of a class of securities of Wytec, or listing on any such national securities exchange is conditioned upon the elimination of the preferential voting rights of the Series C Preferred Stock set forth in this Certificate of Designation. A holder of the Series C Preferred Stock has no preemptive rights to subscribe for any additional shares of any class of stock of Wytec or for any issue of bonds, notes or other securities convertible into any class of stock of Wytec. The holders of the Series C Preferred Stock are not entitled to any liquidation preference.

NOTE E – INCOME TAXES

	2016	2015
Deferred tax assets:		
Net operating loss carry forwards	$ 3,046,393	$ 2,073,266
Less: Valuation allowance	(3,046,393)	(2,073,266)
Net deferred tax assets	$ -	$ -

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NOTE E – INCOME TAXES - continued

The Company has net operating loss carryforwards for tax purposes of approximately $9.20 million that begin to expire in the year 2032. This amount is the loss carryforward attributable to the Company and an estimate of amount expected to be allocated from Competitive Companies, Inc. to the Company when Wytec begins to file U.S. federal income tax returns separate from the Competitive Companies, Inc. consolidated group. IRS rules related to change in ownership of the Company may limit the loss carryforward and accelerate the expiration date. Management has reviewed its net deferred asset position, and due to the history of operating losses has determined that the application of a full valuation allowance against its net deferred tax asset at December 31, 2016 and December 31, 2015 is warranted. As of December 31, 2016, the Company had not accrued any interest or penalties related to uncertain tax positions. As of and for the year ended December 31, 2016 and 2015, there is no provision for federal or state income taxes.

The federal income tax benefit expected by the application of the corporate income tax rates to pre-tax net loss differs from the actual benefit recognized due to the valuation allowance recorded for 2016 and 2015.

NOTE F – RELATED PARTY TRANSACTIONS

Shared Services: The Company has shared services agreements with an entity under common control, Competitive Companies. Inc., which requires either party to pay for its allocated share of employment and overhead costs. Wytec International, Inc. was charged a net administrative expense of $747,690 and $438,755 for 2016 and 2015. These allocated costs are reflected in selling, general and administrative on the Consolidated Statement of Operations.

Related Party Receivable/Payable: From time to time the Company has transactions with an entity under common control, Competitive Companies. Inc., which may result in an outstanding receivable/payable. The Company determined to settle net receivables or payables with Competitive Companies, Inc. twice a year, generally on June 30 and December 31. No amounts totaling $0 and $86,361 were outstanding between the Company and Competitive Companies. Inc. at December 31, 2016 and 2015, respectively. See Note G.

Purchase of Capaciti: Effective November 17, 2016, the Company acquired 100% of the interest in Capaciti Networks, Inc. (Capaciti) a Texas Corporation by releasing 609,603 shares of the Company's common stock held in treasury to Competitive Companies, Inc. Because the Company and CCI are under common control, the Company's financial statements have been retrospectively adjusted to include the financial results of Capaciti in the current and prior periods as though the transaction occurred at the beginning of each period presented. The proceeds are reflected as an equity transaction for the year ended December 31, 2016. The following adjustments reflect changes made to the financial statements as a result of this transaction as of December 31, 2016 and 2015.

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WYTEC INTERNATIONAL, INC. AND SUBSIDIARIES
Notes to Financial Statements
December 31, 2016 and 2015

NOTE F – RELATED PARTY TRANSACTIONS - continued

	2016	2015
Revenue	$ 29,995	$ 29,116
Operating loss	(68,925)	(18,992)
Net loss	(68,925)	(18,992)
Other comprehensive income	-	-
Basic and diluted earnings per share	(0.15)	(0.01)

At December 31, 2016 and December 31, 2015, Capaciti total assets minus total liabilities were net assets of $8 thousand and net liabilities of $54 thousand, respectively.

In September 2016, the Company assumed the lease of office space from Competitive Companies, Inc.

In October 2016, the Company issued 1,731,104 warrants to Competitive Companies, Inc., with an exercise price of $5 and an expiration date of December 31, 2017.

In December 2016, the Company forgave a related party net receivable from Competitive Companies, Inc. in the amount of $48,420.

NOTE G – TREASURY STOCK

The Company, through negotiations with Competitive Companies, Inc., an entity under common control, entered into an agreement to purchase back shares of stock held by Competitive Companies, Inc. in exchange for the amount of the outstanding receivable. For the year ended December 31, 2016, the Company purchased 214,662 shares of its common stock for $256,896. For the year ended December 31, 2015, the Company purchased 997,340 shares of its common stock for $886,220.

On November 17, 2016, the Company acquired 100% of the interest in Capaciti Networks, Inc. (Capaciti) a Texas Corporation by releasing 609,603 shares of the Company's common stock held in treasury to Competitive Companies, Inc.

NOTE H – LEASES

The Company has entered into multiple rooftop lease agreements for the placement of equipment used in the build out of the Company's millimeter wave network and leases a business office in San Antonio, Texas. The monthly lease payments for rooftop leases range from $100 to $575 per month and the leases expire from 2018 to 2024. The monthly lease payment for business office is $5,520 and will increase to $5,630 on November 1, 2017 until the lease expires on October 31, 2018. Rent expense for these leases totaled approximately $97,000 and $78,000 for the years ended December 31, 2016 and 2015.

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WYTEC INTERNATIONAL, INC. AND SUBSIDIARIES
Notes to Financial Statements
December 31, 2016 and 2015

NOTE H – LEASES - continued

Future minimum lease payments to third parties will require the following amounts:

Year Ended December 31,	Amount
2017	134,093
2018	112,430
2019	39,220
2020	38,470
2021	38,920
Thereafter	74,360

NOTE I – SUBSEQUENT EVENTS

In January 2017, the Company issued 40,000 shares of Wytec Series B Preferred Stock and 40,000 common stock purchase warrants to two investors pursuant to Wytec's private placement made pursuant to Rule 506(c) of Regulation D of the Securities Act of 1933, as amended.

In January 2017, the Company issued 10,000 shares of Wytec Series B Preferred Stock and 10,000 common stock purchase warrants in exchange for 1 registered link that was included in deferred revenue.

In February 2017, the Company issued 61,000 shares of Wytec common stock to eight investors pursuant to a warrant exercise.

In February 2017, the Company issued 80,000 shares of Wytec common stock to one investor by converting Wytec Series A Preferred Stock to common stock

In March 2017, the Company issued 20,000 shares of Wytec common stock to one investor by converting Wytec Series A Preferred Stock to common stock.

In March 2017, the Company issued 10,000 shares of Wytec common stock to one investor by converting Wytec Series B Preferred Stock to common stock.

In March 2017, the Company issued 305,534 shares of Wytec common stock to thirteen investors pursuant to a warrant exercise.

In April 2017, the Company issued 541,768 shares of Wytec common stock to sixteen investors pursuant to a warrant exercise.

In April 2017, the Company authorized the payment of a cash bonus of $12,796 to its Chief Executive Officer.

In May 2017, the Company issued 75,000 shares of Wytec common stock to two investors pursuant to a warrant exercise.

Through May 3, 2017, the Company loaned $341,140 to Competitive Companies, Inc. in the form of an unsecured non-interest bearing account.

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WYTEC INTERNATIONAL, INC. AND SUBSIDIARIES
Notes to Financial Statements
December 31, 2016 and 2015

NOTE I – SUBSEQUENT EVENTS - continued

In May 2017, the Company issued a total of 9,500 warrants to purchase 9,500 shares of Wytec common stock to one unrelated service provider. The warrants are exercisable at a price of $1.50 per share until December 31, 2017.

Effective May 3, 2017, Tina Bagley was appointed to the Board of Directors of the Company as a Director by the Unanimous Written Consent of the current directors.

Deleted: ¶

WYTE(

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Audited Co

AKIN, DOHERTY, KLE
Certified Public Accountan

Section Break (Continuous)
Page Break

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with the offer of the common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee...	$0.50
Legal fees and expenses...	*
Accounting fees and expenses..	*
Transfer agent and registrar fees and expenses	*
Miscellaneous fees and expenses	*
Total	*

*To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Our articles of incorporation provide that our directors will not be personally liable for monetary damages to us for certain breaches of fiduciary duty as directors to the fullest extent allowable by Nevada law. Under Nevada law, subject to specified exceptions, or unless the articles of incorporation provide for greater individual liability, a director or officer is not individually liable to us or our stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (a) his act or failure to act constituted a breach of his fiduciary duties as a director or officer and (b) his breach of those duties involved intentional misconduct, fraud, or a knowing violation of law. Under current Nevada law, directors and officers would remain liable for: (i) acts or omissions which constitute a breach of fiduciary duty and which involve intentional misconduct, fraud or a knowing violation of law, and (ii) approval of certain illegal dividends or redemptions. In appropriate circumstances, equitable remedies or non-monetary relief, such as an injunction, may remain available to a stockholder seeking redress from any such violation.

Insofar as an indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission each indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

Set forth below in reverse chronological order is information regarding the number of shares of capital stock issued by us since November 15, 2013 that were not registered under the Securities Act of 1933, as amended (the "Securities Act").

In January 2017, the Company issued 95,334 shares of Wytec Series B Preferred Stock and 95,334 common stock purchase warrants to investors pursuant to Wytec's private placement made pursuant to Rule 506(c) of Regulation D of the Securities Act of 1933, as amended.

In January 2017, the Company issued 10,000 shares of Wytec Series B Preferred Stock and 10,000 common stock purchase warrants in exchange for 1 registered link that was included in deferred revenue.

In February 2017, the Company issued 61,000 shares of Wytec common stock to eight investors pursuant to a warrant exercise.

In February 2017, the Company issued 80,000 shares of Wytec common stock to one investor by converting his Wytec Series B Preferred Stock to common stock.

In March 2017, the Company issued 305,534 shares of Wytec common stock to eight investors pursuant to a warrant exercise.

In February 2017, the Company issued 20,000 shares of Wytec common stock to one investor by converting his Wytec Series A Preferred Stock to common stock.

In February 2017, the Company issued 10,000 shares of Wytec common stock to one investor by converting his Wytec Series B Preferred Stock to common stock.

In May 2017, the Company issued a total of 9,500 warrants to purchase 9,500 shares of Wytec common stock to one unrelated service provider. The warrants are exercisable at a price of $1.50 per share until December 31, 2017.

On or about December 31, 2016, we completed a private placement of approximately 1,258,536 shares of Series B Preferred Stock and 1,258,536 common stock purchase warrants with an exercise price of $1.50 per share exercisable until December 31, 2017 for a purchase price of $3.00 per unit, each unit consisting of one share of Series B Preferred Stock and one common stock purchase warrant, raising total capital of $3,775,608 from 55 accredited investors. This issuance was made pursuant to Rule 506(c) of Regulation D of the Securities Act.

On or about October 17, 2016, we issued a total of 1,731,104 common stock purchase warrants with an exercise price of $5.00 per share exercisable until December 31, 2017 to stock to Competitive Companies, Inc. for a total purchase price of $20,773. This issuance was made pursuant to Rule 506(b) of Regulation D of the Securities Act.

From August 11, 2016 until October 31, 2016, we issued a total of 1,215,000 shares of Series B Preferred Stock and 1,215,000 common stock purchase warrants with an exercise price of $1.50 per share in exchange for 121.5 Links owned by 52 accredited and 13 non-accredited Link holders. This issuance was made pursuant to Rule 506(b) of Regulation D of the Securities Act.

On or about July 20, 2016, we issued 1,000 shares of our Series C Preferred Stock to Mr. William H. Gray, our chief executive officer. This issuance was made pursuant to Rule 506(b) of Regulation D of the Securities Act.

On or about March 13, 2016, we completed a private placement of approximately 919,763 shares of our Series B Preferred Stock and 919,763 common stock purchase warrants with an exercise price of $1.50 per share exercisable until December 31, 2017 for a purchase price of $3.00 per unit, each unit consisting of one share of Series B Preferred Stock and one common stock purchase warrant, raising total capital of $2,759,289 from 47 accredited investors. Five of the investors received a total of 208,346 additional common stock purchase warrants for purchasing at least $100,000 of units and one of the investors received 31,250 additional common stock purchase warrants for purchasing $75,000 of units. This issuance was made pursuant to Rule 506(c) of Regulation D of the Securities Act.

On December 30, 2015, we issued 5,000 common stock purchase warrants at an exercise price of $1.50 per share exercisable until December 31, 2017 to one non accredited investor in consideration for services rendered to the Company. This issuance was made pursuant to Rule 506(b) of Regulation D of the Securities Act.

From June 30, 2015 to August 19, 2015, we issued a total 190,151 shares of our Series B Preferred Stock and 285,227 common stock purchase warrants with an exercise price of $1.50 per share exercisable until June 30, 2017 to 21 non-accredited investors in consideration for the cancellation of $570,457 of promissory notes, including principal and accrued but unpaid interest. This issuance was made pursuant to Rule 506(b) of Regulation D of the Securities Act.

From July 14, 2015 to August 28, 2015, we issued a total of 9,340 common stock purchase warrants with an exercise price of $1.50 per share exercisable until June 30, 2017 to three non-accredited investors in consideration for extension of the maturity date of $18,595 of promissory notes. This issuance was made pursuant to Rule 506(b) of Regulation D of the Securities Act.

Between June 30, 2015 and November 15, 2016, we issued a total of 127,500 shares of our common stock pursuant to the exercise of 127,500 common stock purchase warrants by 13 non-accredited investors, for which the Company received $175,250 of capital. This issuance was made pursuant to Rule 506(b) of Regulation D of the Securities Act.

On September 12, 2014, we issued 170,000 common stock purchase warrants at an exercise price of $1.75 per share exercisable until September 13, 2016 to one non-accredited investor in consideration for services rendered to the Company. This issuance was made pursuant to Rule 506(b) of Regulation D of the Securities Act.

On May 4, 2014, we issued 24,000,000 shares of our common stock to Competitive Companies, Inc. for its provision of management services to us. This issuance was made pursuant to Rule 506(b) of Regulation D of the Securities Act.

On April 1, 2014, we issued 500,000 common stock purchase warrants at an exercise price of $1.25 per share exercisable until December 31, 2016 to one non-accredited investor in consideration for services rendered to us. This issuance was made pursuant to Rule 506(b) of Regulation D of the Securities Act.

On April 1, 2014, we issued 500,000 common stock purchase warrants at an exercise price of $1.25 per share exercisable until December 31, 2015 to one non-accredited investor in consideration for services rendered to us. This issuance was made pursuant to Rule 506(b) of Regulation D of the Securities Act.

From January 27, 2014 until April 30, 2014, we issued a total of 3,360,000 shares of our Series A Preferred Stock in exchange for 168 Links owned by 51 accredited and 19 non-accredited Link holders. This issuance was made pursuant to Rule 506(b) of Regulation D of the Securities Act.

From November 15, 2013 to April 18, 2014, we issued a total of 1,087,777 common stock purchase warrants with exercise prices ranging from $1.00 to $1.50 per share exercisable until various dates ranging from October 18, 2015 to December 31, 2017 to six accredited investors in consideration for the extension of the maturity date of $457,500 of promissory notes. This issuance was made pursuant to Rule 506(b) of Regulation D of the Securities Act.

Item 16. Exhibits

Exhibits

Exhibit	Description
3.1	Articles of Incorporation, dated November 7, 2011*
3.2	Amendment to Articles of Incorporation, dated January 14, 2014*
3.3	Amendment to Articles of Incorporation, dated June 13, 2014*
3.4	Bylaws*
3.5	Certificate of Designation for Series A Preferred Stock, dated February 14, 2014*
3.6	Certificate of Designation for Series B Preferred Stock, dated June 13, 2014*
3.7	Amendment to Certificate of Designation for Series B Preferred Stock, dated October 22, 2104*
3.8	Amendment to Certificate of Designation for Series B Preferred Stock, dated March 4, 2015*
3.9	Certificate of Designation for Series C Preferred Stock, dated July 26, 2016*
4.1	Warrant distributed in Spin-Off*
5.1	Opinion of Richardson & Associates as to the legality of the securities being registered
10.1	Separation and Distribution Agreement by and between Wytec International, Inc. and Competitive Companies, Inc.*
10.2	License Agreement by and between Wytec International, Inc. and Competitive Companies, Inc.*
10.3	Revolving Line of Credit Note by and between Wytec International, Inc. and Competitive Companies, Inc.*
10.4	Stock Purchase Agreement by and among Wytec International, Inc., Competitive Companies, Inc., and Capaciti Networks, Inc., dated November 17, 2016*
14.1	Code of Conduct*
23.1	Consent of Akin, Doherty, Klein & Feuge, P.C.
24.1	Power of Attorney (contained on Page II-6, hereof.)

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*Incorporated by reference from the original filing of the Registration Statement on January 10, 2017.

Item 17. Undertakings

The undersigned registrant hereby undertakes to:

(a)(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are

offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) That, for the purpose of determining liability under the Securities Act to any purchaser:

(1) If the registrant is relying on Rule 430B:

(i) Each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) If the registrant is subject to Rule 430C,

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on May 12, 2017.

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WYTEC INTERNATIONAL, INC.

By:/s/William H. Gray
William H. Gray, Chairman of the Board and Chief Executive Officer (Principal Executive Officer and Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS , that each person whose signature appears below constitutes and appoints Corey Park, his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent or the substitute or substitutes of him, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

By: */s/ William H. Gray* Dated: May 12, 2017
William H. Gray, Chairman of the Board and Chief Executive Officer (Principal Executive Officer and Principal Financial and Accounting Officer)

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By: */s/ Angus Davis* Dated: May 12, 2017
Angus Davis, Chief Strategy Officer and Director

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By: */s/ Tina Bagley* Dated May 12, 2017
Tina Bagley, Director

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EXHIBIT 5.1

[RICHARDSON & ASSOCIATES LETTERHEAD]

May 12, 2017

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Wytec International, Inc.
19206 Huebner Road, Suite 202
San Antonio, Texas 78258

Re: Wytec International, Inc.–Validity of Issuance of Shares

Ladies and Gentlemen:

We have acted as special counsel to Wytec International, Inc., a Nevada corporation (the "Company"), in connection with the Company's Registration Statement on Form S-1 (the "Registration Statement"), relating to the registration under the Securities Act of 1933, as amended (the "Act"), of 2,596,656 shares of common stock, par value $0.001 per share (the "Shares"), 1,731,104 of which (the "Underlying Shares") are issuable upon the exercise of 1,731,104 warrants to purchase the Company's common stock (collectively, the "Warrants"), and relating to the registration of the Warrants.

In connection with rendering the opinion set forth herein, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates of public officials, certificates of officers or other representatives of the Company and others and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures (including endorsements), the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such documents. As to any facts material to the opinions expressed herein which we have not independently established or verified, we have relied upon statements and representations of the Company and its officers and other representatives and of public officials and others.

Based upon and subject to the foregoing, we are of the opinion that the Shares, and upon issuance, the Underlying Shares will be validly issued and fully paid and nonassessable. We express no opinion herein as to any laws other than the General Corporation Law of the State of Nevada.

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¶
For the purposes of this opinion, we are assuming that the appropriate certificates are duly filed and recorded in every jurisdiction in which such filing and recordation is required in accordance with the laws of such jurisdictions. We express no opinion herein as to any laws other than the General Corporation Law of the State of Nevada.¶

We hereby consent to the filing of this opinion with the Securities and Exchange Commission (the "Commission") as an exhibit to the Registration Statement. We also consent to the reference to our firm under the caption "Legal Matters" in the Registration Statement. We do not admit in providing such consent that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Respectfully submitted,

/s/Mark J. Richardson
Mark J. Richardson for
Richardson & Associates

EXHIBIT 23.1

We consent to the use, in the Registration Statement on Form S-1 of Wytec International, Inc., a Nevada corporation, and in all subsequent amendments, including post effective amendments, and supplements to the Registration Statement (including the prospectus contained therein) of our report dated May 4, 2017 on our audit of the financial statements of Wytec International, Inc., a Nevada corporation, as of December 31, 2016 and December 31, 2015 and the related statements of operations, stockholders' equity and cash flows for the fiscal years ended December 31, 2016 and December 31, 2015, and the reference to us under the caption "Experts."

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Deleted: 5 and our report dated June [ ], 2016 on our audit of the financial statements of Wytec International, Inc., a Nevada corporation, as of December 31, 2014 and the related statements of operations, stockholders' equity and cash flows for the period ended December 31, 2014

Very truly yours,

/s/

Akin, Doherty, Klein & Feuge, P.C.
Certified Public Accountants
May 12, 2017
San Antonio, Texas

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